FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Quarterly Results of Telefónica Group: January - June 2018	2

FINANCIAL HIGHLIGHTS

•	Acceleration in the growth of the main financial and operating metrics.

•	Increased value accesses: LTE (+31% y-o-y), smartphones (+6%), FTTx/Cable (+23%; record net additions in the quarter of 724k), mobile contract (+6%; 2.2m net additions, 7-year record), Pay TV (+6%).

•	Revenues (€12,144m; -6.3% y-o-y) accelerated their organic growth to +2.0% in the quarter.

•	April-June OIBDA (€4,237m; +1.9% y-o-y) increased by 4.1% organic (+3.3% in the first quarter) and OIBDA margin expanded (+2.8 p.p. y-o-y; +0.7 p.p. in organic terms).

•	In the second quarter, net income (€902m) grew by 9.9% y-o-y and by 11.0% per share (€0.16).

•

Reported April-June results are affected by net positive impacts in OIBDA (€225m) and negative impacts in net income (-€60m), mainly associated with a favourable court ruling in Brazil, and partial goodwill impairment and tax asset reversal in Mexico.

•	Radical transformation of our networks.

•	47.3m premises passed with FTTx/cable (+15% y-o-y) and LTE coverage of 73% (+6 p.p.).

•	Leaders in network virtualisation and in the creation of a global customer-centric digital ecosystem.

•	Financial flexibility continued increasing.

•	Free cash flow (€1,548m in January-June 2018) grew 32.7% y-o-y excluding spectrum.

•	Net debt (€43,593m at June; -10.1% y-o-y) decreased for the 5th consecutive quarter (-€382m).

•	The Company reiterates its guidance and the dividend announced for 2018.

•

T. España reinforced its positioning with the launch of O2 Brand and football content acquisition, whilst growing in revenues (+0.3% y-o-y in organic terms) and OIBDA (+0.2%), with OIBDA margin at 40.5% in April-June.

•

T. Brasil organic OIBDA growth accelerated y-o-y in the quarter (+7.1%), with OIBDA margin expansion of 2.2 p.p. after posting a new record in fibre connections and increasing contract net additions y-o-y.

•

T. Deutschland improved its commercial activity in the second quarter with the launch of O2 Free Boost and O2 Connect and grew in mobile service revenues (ex-regulation +0.2% y-o-y organic), OIBDA (+0.3%) and operating cash flow (+3.2% in the first half of the year).

•

T. UK maintained in April-June its leading contract churn in the market, and growth accelerated both in revenues (+5.6% y-o-y organic) and OIBDA (+8.2%), while operating cash flow increased by 21.0% y-o-y in January-June.

•

T. Hispam Sur; solid increase in revenues and OIBDA y-o-y organic growth in the quarter (+8.7% and +8.8% respectively) posting net contract additions in all the countries and a gradual progress in FTTx/Cable.

•

T. Hispam Norte; strong commercial activity focused on high value. April-June revenues -0.4% y-o-y organic and OIBDA -2.8%. However, excluding regulation growth trends accelerated (+1.5% and +5.1% respectively).

Comments from José María Álvarez-Pallete, Executive Chairman:

“Telefónica second quarter results showed an improvement in the y-o-y organic growth trends of revenues, OIBDA and OIBDA margin expansion. Moreover, net debt decreased for the fifth consecutive quarter thanks to the strong free cash flow generation (€998 million), which grew by 55% excluding spectrum payment in the UK. These results allow us to reiterate our guidance and dividends for 2018.

Our value offer to customers remains key, and we continue investing and expanding our ultra broadband networks. As of June, we have 47.3m premises passed with proprietary FTTx/cable network, +15% y-o-y. LTE coverage grew by 6 p.p. to an average 73% in all our footprint.

Lastly, we remain convinced that the key levers to a sustainable digital future lie with our capacity to radically transform our networks, create a customer-centric digital ecosystem, establish digitalisation as the cornerstone for generating efficiencies and remain at the vanguard of cognitive intelligence”.

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June	% Chg				Jan - Jun *	April - June	% Chg				Apr - Jun *
	2018	Reported		Organic		2018 (IAS 18)	2018	Reported		Organic		2018 (IAS 18)
Revenues	24,334	(6.7)		2.0		24,361	12,144	(6.3)		2.0		12,160
Telefónica España	6,265	0.6		0.7		6,269	3,167	0.2		0.3		3,168
Telefónica Deutschland	3,525	(0.5)		(0.8)		3,514	1,758	(0.7)		(1.2)		1,750
Telefónica UK	3,223	0.5		4.2		3,269	1,638	1.9		5.6		1,665
Telefónica Brasil	5,227	(15.6)		0.8		5,219	2,522	(16.7)		0.5		2,521
Telefónica Hispam Sur (1)	3,631	(13.7)		8.2		3,630	1,798	(14.0)		8.7		1,798
Telefónica Hispam Norte (2)(3)	1,998	(9.7)		(1.3)		1,999	1,027	(1.7)		(0.4)		1,025
Other companies & eliminations	464	(7.8)		0.8		461	234	(9.5)		(2.0)		233
Telxius	366	(1.0)		4.0		363	186	2.2		6.1		184

OIBDA	8,102	(0.9)		3.7		8,080	4,237	1.9		4.1		4,227
Telefónica España	2,507	3.4		0.4		2,510	1,283	0.1		0.2		1,284
Telefónica Deutschland	882	2.4		0.5		864	479	3.7		0.3		464
Telefónica UK	879	3.5		7.2		890	450	3.7		8.2		460
Telefónica Brasil	2,257	5.5		5.8		2,245	1,275	23.3		7.1		1,270
Telefónica Hispam Sur (1)	1,024	(13.4)		9.8		1,020	507	(15.2)		8.8		506
Telefónica Hispam Norte (2)(3)	434	(29.2)		(5.1)		435	176	(40.2)		(2.8)		175
Other companies & eliminations	119	8.4		24.8		117	68	21.1		30.6		67
Telxius	173	(3.2)		2.5		171	87	0.3		4.5		86

OIBDA margin	33.3%	1.9	p.p.	0.5	p.p.		34.9%	2.8	p.p.	0.7	p.p.
Telefónica España	40.0%	1.1	p.p.	(0.1	p.p.)		40.5%	(0.0	p.p.)	(0.0	p.p.)
Telefónica Deutschland	25.0%	0.7	p.p.	0.3	p.p.		27.2%	1.2	p.p.	0.4	p.p.
Telefónica UK	27.3%	0.8	p.p.	0.8	p.p.		27.5%	0.5	p.p.	0.7	p.p.
Telefónica Brasil	43.2%	8.6	p.p.	1.7	p.p.		50.5%	16.4	p.p.	2.2	p.p.
Telefónica Hispam Sur (1)	28.2%	0.1	p.p.	0.4	p.p.		28.2%	(0.4	p.p.)	0.0	p.p.
Telefónica Hispam Norte (2)(3)	21.7%	(6.0	p.p.)	(1.1	p.p.)		17.1%	(11.0	p.p.)	(0.7	p.p.)
Other companies & eliminations	25.6%	3.8	p.p.	4.9	p.p.		29.1%	7.3	p.p.	7.0	p.p.
Telxius	47.3%	(1.1	p.p.)	(0.7	p.p.)		47.0%	(0.9	p.p.)	(0.7	p.p.)

Operating Income (OI)	3,697	9.7		10.3			2,059	14.4		12.2

Net income attributable to equity holders of the Parent	1,739	8.6					902	9.9
Basic and diluted earnings per share (euros)	0.29	(0.8)					0.16	11.0

CapEx	3,932	12.1		5.5			2,441	29.4		8.8
Telefónica España	778	10.4		10.4			432	16.2		16.2
Telefónica Deutschland	424	(2.5)		(2.3)			228	0.5		0.7
Telefónica UK	987	n.m.		(6.1)			804	n.m.		5.3
Telefónica Brasil	892	(2.6)		17.2			504	(2.9)		17.6
Telefónica Hispam Sur (1)	553	(14.3)		7.9			302	(13.5)		11.2
Telefónica Hispam Norte (2)(3)	165	(40.6)		(36.0)			111	(22.4)		(20.4)
Other companies & eliminations	134	39.4		51.1			61	(10.6)		(6.4)
Telxius	98	73.6		92.9			41	(5.5)		0.6

Spectrum	595	n.m.		n.m.			588	n.m.		n.m.
Telefónica España	—	—		—			—	—		—
Telefónica Deutschland	—	—		—			—	—		—
Telefónica UK	588	—		—			588	—		—
Telefónica Brasil	—	—		—			—	—		—
Telefónica Hispam Sur (1)	6	—		—			—	—		—
Telefónica Hispam Norte (2)(3)	0	n.m.		n.m.			—	—		—

OpCF (OIBDA-CapEx)	4,170	(10.7)		2.4			1,796	(20.9)		0.3
Telefónica España	1,729	0.5		(3.5)			852	(6.4)		(6.3)
Telefónica Deutschland	458	7.3		3.2			251	6.8		0.1
Telefónica UK	(107)	c.s.		21.0			(354)	c.s.		11.0
Telefónica Brasil	1,365	11.6		(2.6)			771	49.6		(3.2)
Telefónica Hispam Sur (1)	471	(12.3)		12.0			205	(17.5)		5.5
Telefónica Hispam Norte (2)(3)	269	(19.9)		20.4			64	(57.2)		13.7
Other companies & eliminations	(15)	c.s.		c.s.			7	c.s.		c.s.
Telxius	75	(38.6)		(39.1)			46	6.2		8.5

-	Reconciliation included in the excel spreadsheets.

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
(*)	For comparative purpose only, January-March 2018 results reported under prior accounting IAS 18.
-	OIBDA and OI are presented before brand fees and management fees.
(1)	Telefónica Hispam Sur includes Argentina, Chile, Peru and Uruguay
(2)	Telefónica Hispam Norte includes Colombia, Mexico, Venezuela, Central America and Ecuador.
(3)

Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business of T. Colombia from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

-

2018 Organic criteria assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period). Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

The financial information related to January-June 2018 contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB).

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

The access base of Telefónica Group stood at 357.5m at June 2018 (-1% y-o-y) and increased vs. March 2018 by 546k accesses, supported by intense commercial activity focused on high-value customers.

The quality of the customer base continued improving, after average revenue per access growth accelerated in the quarter to 3.0% y-o-y organic (+2.9% in January-June) and average life per customer increased following a reduction in churn levels (-0.1 p.p. y-o-y).

Growing demand for data, speed and content resulted in high-value accesses growth acceleration: i) LTE customers totalled 106.6m (+31% y-o-y) with quarterly net additions of 3.7m and a penetration of 42% (+10 p.p. y-o-y); ii) mobile contract (119.7m; +6% y-o-y) reported the highest quarterly net additions since the third quarter of 2011 (+2.2m; 1.8 times y-o-y) and represented 44% of total mobile accesses (+3 p.p. y-o-y); iii) smartphones (+6% y-o-y; 163.9m), with quarterly net additions of 2.3, reached a penetration of 65% (+4 p.p. y-o-y); iv) FTTx/Cable (12.2m; +23% y-o-y) posted record quarterly net additions of 724k accesses (1.9 times y-o-y; +530k in January-March of 2018), already representing 57% of total fixed broadband access (+10 p.p. y-o-y) with a coverage of 47.3m passed premises with proprietary network (+15% y-o-y); and v) Pay TV (8.7m; +6% y-o-y) presented quarterly net additions of 131k accesses (2.4 times y-o-y).

It should be noted that the following factors impacted second quarter results;

•

T. Brasil: following the final court ruling in favour of Telefónica Brasil regarding the base for calculating the company’s contributions to PIS (Programa de Integração Social) and COFINS (Contribuição para Financiamento da Seguridade Social) from September 2003 to July 2014, a non-current asset with the Tax Administration has been recognized (€855m). This factor impacted positively January-June 2018 consolidated results of Telefónica Group (+€485m in OIBDA and +€444m in net financial expenses). In addition, in T. Brasil there were contingencies (€106m) and restructuring costs (€28m).

•

T. Hispam Norte; a partial write-off of the goodwill allocated to T. México (108M€) was registered, following a deterioration due to variations in the discount rate (WACC) and the perpetuity growth rate resulting from changes in macro conditions reflected, among other factors, in a higher risk-free rate. In addition, related to a change in the tax assumptions used, deferred tax assets for temporary differences were derecognized in T. México, impacting Corporate income tax (294M€).

•	T. Deutschland: restructuring expenses (€18m).

Reported variations of the consolidated financial statements for January-June 2018 reflected the adoption of IFRS 15 and 9 since 1 January 2018 (results of January-June 2017 are reported following prior accounting standards). Organic variations excluded the impact of the accounting change to IFRS 15 in 2018 (-€17m in revenues; +€10m in OIBDA of the second quarter; -€27m and +€21m respectively in the first six months). The accounting change to IFRS 9 had no significant impact on the results.

In the second quarter, the exchange rate evolution reduced y-o-y revenue growth by 8.8 p.p. and that of OIBDA by 10.7 p.p. (-8.7 p.p. and -10.0 p.p. respectively in January-June). However, the negative impact of the depreciation of currencies at OIBDA level decreased significantly in terms of cash flow generation by reducing the payment in euros of CapEx, taxes and interests.

Revenues (€12,144m in the second quarter; 24,334 in January-June) decreased by 6.3% y-o-y in the quarter (-6.7% in the half year). In organic terms, however, they grew 2.0% y-o-y (+2.0% in January-June) backed by the strong pace of growth from handset sales (+19.6% in the second quarter; +18.1% in the half year) and the positive performance of service revenues (+0.7% both in the second quarter and in the first half).

Mobile data revenues increased in the quarter by 6.4% y-o-y in organic terms (+7.9% in January-June), already representing 62% of mobile service revenues (+2 p.p. y-o-y in organic terms).

Excluding the negative impact of regulation (-1.2 p.p. in the quarter and first six months) revenues would have risen by 3.3% y-o-y in organic terms in the quarter (+3.2% in the first half of the year).

In the second quarter, provisions for restructuring costs amounted to €46m (€18m in T. Deutschland and €28m in T. Brasil), impacting personnel expenses (€30m) and other net income/expense (€17m). In the second quarter of 2017, restructuring costs totalled €25m (primarily in T. Deutschland). In January-June, restructuring costs reached €64m (€113m for the same period in 2017).

Also, €106m contingency expenses in Brazil were registered in the second quarter, affecting personnel expenses (€10m), other operating expenses (€35m) and other net income/expense (€61m).

Finally, reported evolution of operating expenses was affected by the positive impact associated with the before mentioned Brazilian court ruling in the second quarter of 2018 (€485m).

Operating expenses totalled €8,036m in the quarter and decreased by 11.2% y-o-y (-9.9% in the first half of 2018).

In organic terms, operating expenses increased by 1.9% y-o-y in the second quarter (+1.5% in the first half of the year) due to the growth acceleration in supplies (+4.8% y-o-y in April-June; +3.0% January-June) associated with higher handset consumption, growing content costs and the impact of “RLAH” on European operations, despite interconnection savings.

The y-o-y growth trend in organic terms of other operating expenses slowed down and remained virtually stable (+0.1% in the second quarter; +0.7% in the first six months), reflecting efficiencies from digitalisation and integration synergies, which compensated higher network expenses. Personnel expenses decreased by 0.2% y-o-y in organic terms in the second quarter (-0.1% in January-June).

The average headcount in January-June 2018 stood at 122,563 employees (-3.0% y-o-y).

In the second quarter of 2018, impairment of goodwill and other assets totalled €109m, mainly associated with the partial deterioration of the goodwill allocated to T. México, previously mentioned.

Gain on sale of fixed assets in the second quarter amounted to €40m, highlighting capital gains on the sale of fibre assets in Mexico with an impact of €14m on OIBDA (€12m in April-June 2017) and capital gains on the sale of real estate in Colombia (€9m).

Operating income before depreciation and amortisation (OIBDA) totalled €4,237m in the second quarter, increasing 1.9% y-o-y. In January-June, OIBDA amounted to €8,102m (-0.9% y-o-y).

In organic terms, OIBDA accelerated its growth trend to 4.1% y-o-y in the quarter (+3.7% in January-June), reflecting the positive growth in revenues. Excluding the impact of the regulation (-2.2 p.p. in April-June and January-June) OIBDA would have increased by 6.4% y-o-y in organic terms in the quarter and 5.9% in the first half of the year.

Underlying OIBDA reached €4,002m in April-June (-4.7% y-o-y) and excluded the impact associated with the beforementioned Brazilian court ruling (€485m), the partial impairment of goodwill allocated to T. México (-€108m), contingencies in Brazil (-€106m), restructuring costs (-€46m) and the impact on OIBDA of the adoption of IFRS 15 (€10m). In the first six months, underlying OIBDA amounted to €7.865m (-5.1%).

OIBDA margin in the second quarter stood at 34.9% (+2.8% p.p. vs. April-June 2017) and 32.9% in organic terms (+0.7 p.p. y-o-y). In January-June, it reached 33.3% (+1.9 p.p. y-o-y) and 32.3% in organic terms (+0.5 p.p. y-o-y).

Depreciation and amortisation totalled €2.178m in the quarter and decreased by 7.6% y-o-y (-8.4% in January-June) and by 1.9% y-o-y in organic terms (-1.1% in January-June).

Thus, operating income (OI) reached €2,059 in the second quarter and rose by 14.4% y-o-y (+9.7% in January-June). In organic terms, it grew 12.2% y-o-y in the quarter (+10.3% in the first six months).

Net financial expenses in the second quarter (€1m) were mainly affected by the impact associated with the aforementioned favourable court ruling in Brazil on financial results (€444m). Excluding this impact, its evolution compared to the same period in the previous year (€748m) reflected in 2018 savings due to the reduction in both debt and cost of debt, and in 2017 losses and impairments from the stake in Mediaset Premium and Prisa. In January-June 2018 (€383m) net financial expenses decreased by 68.0% y-o-y, affected by the aforementioned factors.

Corporate income tax totalled €939m in April-June, mainly affected by the deferred tax assets reversal in T. Mexico and the impact associated with the aforementioned court ruling in Brazil.

Profit attributable to non-controlling interests in the second quarter (€218m) was higher than the same period in the previous year (€26m), mainly due to the greater profit attributable to minority interests in T. Brasil, affected by the aforementioned impacts.

In this regard, the profit attributable to ordinary equity holders of the parent in the second quarter reached €902m and grew 9.9% y-o-y (€1,739m in January-June; +8.6% y-o-y).

In underlying terms, it decreased by 2.1% y-o-y in the second quarter (-1.6% in the first six months of 2018), after excluding in April-June 2018 the impacts associated to: i) the aforementioned Brazilian court ruling (€452m), ii) deferred tax assets reversal in T. México (-€294m), iii) partial goodwill impairment in T. México (-€108m), iv) depreciation and amortisation charges from purchase price allocation processes (-108M€), v) contingencies in Brazil (-€74m), vi) restructuring costs (-€36m) and vii) the adoption of IFRS 15 (€3m).

Basic earnings per share reached €0.16 in the second quarter, growing 11.0% y-o-y (€0.29 in the first half of the year; -0.8% y-o-y). In underlying terms, EPS totalled €0.20 in April-June (-2.1% y-o-y) and 0.37€ in January-June (-2.5% y-o-y).

CapEx for the first half of 2018 amounted to €3,932m (+12.1% y-o-y) and included €595m from spectrum (€588m in the second quarter in the United Kingdom; €7m in the first quarter in Argentina). In organic terms, CapEx increased by 5.5% because of the different execution calendar and continued to be focused on the radical transformation of networks (deployment of ultrafast networks, network virtualisation, simplification and digitalisation of processes and systems).

Operating cash flow (OIBDA-CapEx) totalled €4,170m in the first half of 2018, decreasing by 10.7% y-o-y, affected by the aforementioned acquisition of spectrum in the United Kingdom. In organic terms Operating cash-flow grew by 2.4%, reflecting good business performance.

Interest payments in the first half of the year (€986m) increased by 1.1% y-o-y, and the effective cost of interest payments in the last twelve months stood at 3.48% at June 2018 (3.50% at March 2018).

Tax payments amounted to €356m in January-June 2018, decreasing by 33.7% y-o-y, mainly due to larger tax refunds from previous years and exchange rates evolution.

Working capital consumed €985m in the first half of 2018 due to CapEx seasonality, payment of taxes and site rentals, and the effect associated with the aforementioned Brazilian court decision (as the impact in cash generation is expected between 2019 and 2021), partially offset by the execution of factoring measures on accounts receivable and the extension of payment terms with suppliers or with the factoring company where those had been discounted. The improvement of €359m vs. January-June 2017, was mainly due to lower restructuring payments and seasonal impacts.

Operations with minority shareholders amounted to €406m in the first six months of 2018 (€255m in the first half of 2017) and their y-o-y variation was affected by the payment in the first quarter of 2018 of an extraordinary dividend to Telxius shareholders (€166m; mainly associated with the optimisation of the company’s capital structure). In April-June 2018, payments to minority shareholders totalled €238m, in line with the same period in 2017 (€234m).

Free cash flow reached €1,548m in the first half of the year (-4.8% vs. the same period in 2017), thus rising by 32.7% y-o-y excluding spectrum payments.

Net financial debt at June (€43,593m) decreased €637m vs. December 2017 thanks to free cash flow generation (€1,548m; including spectrum payments of €619m, mainly in the United Kingdom), the replacement of capital instruments (€226m) and other factors totalling €546m (€855m associated with the aforementioned favourable court ruling in Brazil, €59m with the lower value in euros of net debt in foreign currencies, and others amounting to -€368m, including the extension of payment terms with suppliers or with the factoring firm). Contrarily, the following factors increased debt; i) remuneration to shareholders (€1,186m, including the payment of capital instrument coupons), ii) labour-related commitments (€398m) and iii) net financial investments (€99m).

In the second quarter of the year, debt decreased €382m thanks to free cash flow generation (€998m; including the spectrum payments of €590m) and other factors totalling €589m (€855m associated with the Brazilian court ruling, €117m with the lower value in euros of net debt in foreign currencies and others amounting to -€383m, including the extension of payment terms with suppliers or with the factoring firm). On the other hand: i) remuneration to shareholders (€962m, including the payment of capital instrument coupons), ii) labour-related commitments (€197m) and iii) net financial investments (€46m), increased debt.

During the first half of 2018, the financing activity of Telefónica increased to approximately €10,814m equivalent (without considering the refinancing of commercial paper and short-term bank loans) and focused on maintaining a solid liquidity position, and refinancing and extending debt maturities (in an environment of low interest rates). Therefore, as of the end of June, the Group has covered debt maturities for the next two years. The average debt life stood at 8.95 years (compared with 8.08 years in December 2017).

After the closing, in July, Telefónica Deutschland closed a senior debt issuance of €600m with a maturity in July 2025 and an annual coupon of 1.750%.

Throughout the first half of year, Telefónica Group obtained funding by means of extending payment terms with suppliers or with the factoring firm where those had been discounted, for a total of €226m equivalent (€598m equivalent in January-June 2017).

Meanwhile, Telefónica, S.A. and its holding companies continued their issuance activity under the Promissory Notes and Commercial Paper Programmes (Domestic and European), maintaining an outstanding notional balance of approximately €1,934m at the end of June.

At the end of June, Telefónica maintained undrawn, committed credit lines with different credit institutions for an approximate amount of €12,733m (€12,282m maturing in more than twelve months) which, combined with the cash equivalents position and current financial assets excluding Venezuela, placed liquidity at €18,947m.

Definitions:

Organic growth: The average exchange rates in 2017 are assumed, with the exception of Venezuela (results from 2017 and 2018 at synthetic exchange rate upon the close of each period), considering a constant perimeter of consolidation. This excluded the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

Underlying growth: Figures reported excluding the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts as well as depreciation and amortisation charges from purchase price allocation processes.

Digitalisation and Monetisation

(y-o-y changes in organic terms)

Telefónica progressed in the development of its four platforms to drive customer-centric digitalisation. The first platform, the physical assets, guarantee an excellent connectivity over an increasing convergent, flexible, capable and efficient network:

•

Fiber in Spain reached 20.2m premises passed in June and the industrialisation of the deployment process enabled the extension of the fiber network with the same quality but in a more agile and efficient manner in Latin America. In Hispam, FTTx/cable coverage amounted to 8.2m premises passed in June (+51% y-o-y) and 18.8m in Brazil. Overall, FTTx/cable network coverage reached 78.5m premises passed (47.3m of own network, +15% y-o-y), and connected customers increased to 12.2m (+23% y-o-y). In Spain, the costs of the deployment process have been reduced on a 50% basis during the past five years, and among the main efficiencies achieved it is noteworthy the 60% reduction in network incidents when migrating to fiber in the past two years and the 41% reduction in the installation time of the new customer equipment (HGU) vs. the previous equipment.

•

LTE coverage stood at 73% in June (+6 p.p. y-o-y) at June; 92% in Europe and 67% in Latam) supporting LTE traffic, which already accounts for the 62% of the total traffic. At the same time, 4.5G deployment in Germany, Brazil, Mexico and Colombia, use of Massive MIMO, spectrum use optimisation and improvement in the speed of access, shows the progress towards 5G.

•

Telefónica continues expanding its unified fixed access customer hardware portfolio in the operators, as a basis for own and third-party services integration with an excellent quality. Out of more than 30m installed devices, more than 3m are HGU (Home Gateway Unit) hardware, that will include the latest technological advances (Smart WiFi, 802.11 pre-ax, GPON upgrade) at a less cost.

•

The Company’s virtualisation programme progresses, driven by UNICA (global solution under an industrialisation process), and at the end of June it is in production in 7 Data Centers of 4 operators (Argentina, Colombia, Germany and Peru), being a reality the dynamic, virtual and centralized management of network functions through SDN/NFV solutions hosted in data centers.

In the second platform, we have the structural transformation of systems and IT. The 25% of the total customer base has migrated to Full Stack as of June 2018 (+8 p.p. y-o-y) and 62% of the Company’s business processes are already digitized and managed in real time (+8 p.p. y-o-y), improving time-to-market and customer experience.

Telefónica’s digital transformation is moving forward with the execution of initiatives encompassed in the 5 priorities of the E2E digitalisation programme: i) Increase direct interaction with our customers in the sales (focus on online sales), ii) Promote top-ups and sale of additional bundles through digital channels, iii) Increase the efficiency of the payment and collection process, improving customer experience, iv) Improve the experience in the provision and technical support and v) Improve the experience in customer care.

Thus, the execution of the Digitalisation Plans in all operators is reflected both in the operating KPIs improvement and the capture of savings, with remarkable progress made in Spain and Brazil (KPIs for the second quarter of 2018 below).

In Spain:

•	Digital channel sales account for 28% of total sales after increasing by 45% y-o-y (+16% in June 2018 vs. December 2017).

•	49% of consumer customers (+9 p.p. y-o-y) and 61% of business customers (+6 p.p. y-o-y) use digital channels, and the use of the “Mi Movistar” App has increased by 54% (1.4m users in June).

•

37% of the technical incidents are self-managed by customers (+19% y-o-y) thanks to the proactive detection of incidents with direct impact on satisfaction (-13% customers dissatisfied with technical support).

•	On TV, the personalization of the advertising and the content recommender in Movistar+ are increasing their effectiveness, having multiplied by 5 the effectiveness of the latter.

•	The use of Advance Analytics optimises the CapEx required for deploying FTTH fibre.

In Brazil:

•	66% of customer interactions are already in digital channels after increasing by 22% y-o-y.

•	Use of the “Meu Vivo” App increased by 66% y-o-y to 7m users (+15% in June 2018 vs. December 2017).

•	Prepay top-ups via digital channels increased by 16% y-o-y.

•	E-billing increased by 53% y-o-y so that half of the customers are using only digital invoicing.

•	All the above has contributed to reduce calls to the call center by 25% in annual terms.

In this context, customers are demanding an increasingly digital experience and Telefónica has a leadership position to capture the monetisation of the higher data consumption, due to the evolution of its operating model and the continuous transformation of the portfolio of products and services, the third platform.

In the consumer segment, an ecosystem of platforms is being created to enrich the customer experience around connectivity: Novum (personalized digital Telco experience integrated with AURA), Smart Wifi (intelligent connectivity management and home wifi devices), Consumer IoT (connection of personal services) and Movistar Play (open platform of entertainment services). This ecosystem drives the demand for data and speed, and increases ARPU and customer loyalty. This is achieved through the adoption of recurrent integrated plans in prepay with tiered pricing structures (with a penetration of 43% in Latam, and more than 60% in Brazil), which translate into an ARPU improvement higher than 10% and churn improvement; and also through the acceleration upselling in contract, with family data plans (United Kingdom, Argentina and Central America) and the offer enriched with digital services (music and video), dedicated data and content, highlighting the “ Movistar Play” OTT video service (present in almost every Latam country). On the other hand, in fixed customers the UBB and contents are the basis of customer development.

In the corporate segment, the value proposition integrates new digital services on connectivity services (both own ones and those of the best partners in the market), creating an open digital ecosystem that provides differential solutions. This, together with the differential advantage of the great capillarity of our global network: 45,000 km and more than 1,000 PoP, 24 Data Centers, 11 security centers and a sales force of 12,000 sales specialists, specialized in the sale of digital services, position Telefónica as a key technological partner for the digital transformation of customers. An example of such value proposition is the global agreement signed in June with Avianca for its digital transformation in 27 countries during the following 5 years.

Broadband connectivity and services beyond connectivity revenues continue to grow and stand at 53% of the Company’s revenues as of June 2018 (+2 p.p. y-o-y).

In particular, digital services revenues totalled €1,663m in the quarter and continue to grow significantly by 28.5% y-o-y (€3,271m, +28.5% in the first half).

i) Video revenues in April-June amounted to €718m (+0.4% y-o-y) and Pay TV accesses excluding OTT services totalled 8.7m (+6% y-o-y), with notable growth in IPTV base (+17% y-o-y), and churn reduction (-0.1 p.p.). At the end of May, Telefónica announced that it would integrate Netflix in its video and TV platforms (promotion already launched in the UK) reaffirming the commitment to a content offer as complete as possible, with original production and third partie’s. In the first six months Video revenues amounted to € 1,440m (+0.7% y-o-y).

ii) Revenues from Advanced Digital Services aimed at corporate clients, reached €353m (+34.3% y-o-y, €658m, +28.5% in the first half) driven by Cloud business (€159m; +42.2% y-o-y) and Security (€97m, +29.5% y-o-y, +63.4% in corporates), having announced in the quarter the alliance with Devo, specialist in Big Data security, and the collaboration with Rivetz for the development of advanced mobile security protocols. Likewise, the “Latch” patent concession in the USA has been obtained.

iii) Contents contributed €435m of revenues in the quarter, and maintained a triple-digit growth (+127% y-o-y) again driven by Brazil. In the first six months they amount to €858m (+138.6%).

iv) Other Digital Services revenues grew by 8.5% due to the advertising business (+17.1% in first half).

Finally, taking advantage of the capabilities of the fourth platform, and on the commitment to a new model of relationship with customers, from July 3rd it is available to access Aura in 6 stores in Madrid and Barcelona through “Movistar Home”, the new device (8 inches screen) that will allow to reach the center of the home (interacting with the fixed telephony, television and connectivity) and will be commercialized in the coming months in Spain.

Telxius

(y-o-y changes in organic terms)

During the second quarter, Telxius continued expanding its business by accelerating the deployment of new infrastructures and reported solid operational and financial performance.

Revenues amounted to €186m and accelerated their growth to 6.1% y-o-y. Tower business revenues (€81m) maintained a solid y-o-y growth of 8.8% and Cable revenues (€105m) returned to growth (+4.1% y-o-y; -3.1% in Q1), despite the negative euro/dollar impact on dollar-denominated contracts of subsidiaries with functional currency euro.

In the first half of the year, revenues totalled €366m (+4.0% y-o-y), with the tower business contributing €161m (+9.1% y-o-y) and the Cable business €205m (+0.4% y-o-y).

OIBDA improved its growth trend to +4.5% y-o-y (+0.6% in H1) and amounted to €87m (€173m in H1). The OIBDA margin stood at 47.0% (47.3% in H1).

The Tower business continued adding towers to the portfolio (+141 in Q2), mainly in Spain, Brazil and Chile (+165 in H1) and ended June totalling 16,453 towers. This, together with the new co-location contracts signed primarily in Spain, Brazil and Germany, resulted in a “tenancy ratio” of 1.34x (+0.04x y-o-y).

In the Cable business, the demand for international data traffic managed by Telxius showed a strong y-o-y growth in bandwidth capacity services (+28%) and IP traffic (+27%).

CapEx reached €98m in H1 (€56m in H1 17) and reflected the deployment of new cables, MAREA (connecting the USA and northern Spain) and BRUSA (will connect USA with Puerto Rico and Brazil). This investment will significantly decrease in the second half of the year, once the deployment period has finalised.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	341,785.7	341,347.3	339,843.1	338,997.9	337,921.1	338,521.8	(0.8)
Fixed telephony accesses (1)	37,853.0	37,488.4	37,028.0	36,898.6	36,404.2	35,973.3	(4.0)
Internet and data accesses	21,657.8	21,697.3	21,696.7	21,864.6	21,827.0	21,911.5	1.0
Broadband	21,196.4	21,240.4	21,243.8	21,417.5	21,385.9	21,460.2	1.0
FTTx/Cable	9,580.6	9,960.5	10,511.8	10,961.6	11,491.8	12,216.0	22.6
Mobile accesses	274,055.6	273,886.6	272,742.7	271,766.9	271,084.9	271,901.0	(0.7)
Prepay	162,648.4	161,271.6	158,662.8	155,868.5	153,623.2	152,234.0	(5.6)
Contract	111,407.2	112,615.0	114,079.9	115,898.4	117,461.7	119,667.0	6.3
M2M	14,488.0	15,009.9	15,572.9	16,137.2	16,778.1	17,623.4	17.4
Pay TV	8,219.3	8,274.9	8,375.8	8,467.7	8,604.9	8,736.1	5.6

Wholesale Accesses	18,392.2	18,507.4	18,752.0	19,124.9	19,021.1	18,966.5	2.5
Fixed wholesale accesses	5,087.1	4,887.2	4,689.4	4,460.2	4,222.2	4,082.6	(16.5)
Mobile wholesale accesses (2)	13,305.1	13,620.2	14,062.6	14,664.7	14,798.9	14,883.9	9.3

Total Accesses	360,177.9	359,854.7	358,595.1	358,122.8	356,942.2	357,488.4	(0.7)

(1)	Includes fixed wireless and VoIP accesses.
(2)	Mobile Wholesale accesses have been included since the first quarter 2018 and this information is also given for comparative purposes from January 2017.

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	40.7%	41.1%	41.8%	42.6%	43.3%	44.0%	2.9	p.p.
Smartphones (‘000)	151,547.7	155,126.7	156,511.5	158,717.7	161,572.5	163,886.0	5.6
Smartphone penetration (%)	59.4%	60.9%	61.8%	63.0%	64.4%	65.3%	4.4	p.p.
LTE (‘000)	75,458.8	81,604.2	88,978.7	97,534.0	102,910.4	106,617.8	30.7
LTE penetration (%)	29.1%	31.5%	34.6%	38.2%	40.5%	41.9%	10.4	p.p.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	24,334	26,091	(6.7)		2.0		12,144	12,960	(6.3)		2.0
Internal exp. capitalized in fixed assets	404	430	(5.9)		(0.7)		211	222	(4.8)		0.4
Operating expenses	(16,569)	(18,396)	(9.9)		1.5		(8,036)	(9,048)	(11.2)		1.9
Supplies	(6,678)	(7,362)	(9.3)		3.0		(3,362)	(3,632)	(7.4)		4.8
Personnel expenses	(3,125)	(3,493)	(10.5)		(0.1)		(1,555)	(1,675)	(7.2)		(0.2)
Other operating expenses	(6,766)	(7,541)	(10.3)		0.7		(3,120)	(3,741)	(16.6)		0.1
Other net income (expense)	(7)	28	c.s.		n.m.		(12)	(1)	n.m.		n.m.
Gain (loss) on sale of fixed assets	52	18	n.m.		n.m.		40	10	n.m.		n.m.
Impairment of goodwill and other assets	(112)	9	c.s.		c.s.		(109)	16	c.s.		c.s.
Underlying operating income before D&A (OIBDA)	7,865	8,292	(5.1)				4,002	4,198	(4.7)
Operating income before D&A (OIBDA)	8,102	8,179	(0.9)		3.7		4,237	4,158	1.9		4.1
OIBDA Margin	33.3%	31.3%	1.9	p.p.	0.5	p.p.	34.9%	32.1%	2.8	p.p.	0.7	p.p.
Depreciation and amortization	(4,405)	(4,809)	(8.4)		(1.1)		(2,178)	(2,358)	(7.6)		(1.9)
Operating income (OI)	3,697	3,370	9.7		10.3		2,059	1,800	14.4		12.2
Share of profit (loss) of investments accounted for by the equity method	5	3	57.4				2	1	n.m.
Net financial income (expense)	(383)	(1,197)	(68.0)				(1)	(748)	n.m.
Profit before taxes	3,319	2,176	52.5				2,060	1,053	n.m.
Corporate income tax	(1,298)	(520)	149.6				(939)	(206)	n.m.
Profit for the period	2,021	1,656	22.0				1,121	847	32.3
Attributable to equity holders of the Parent	1,739	1,600	8.6				902	821	9.9
Attributable to non-controlling interests	282	56	n.m.				218	26	n.m.
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,094	0.6				5,127	5,123	0.1
Basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.29	0.29	(0.8)				0.16	0.15	11.0
Underlying basic and diluted earnings per share attributable to equity holders of the Parent (euros)	0.37	0.38	(2.5)				0.20	0.20	(2.1)

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2018 period Telefónica uses a synthetic exchange rate of 2,369,815 Venezuelan bolivars fuertes per dollar at June 2018.

-

Basic and diluted earnings per share ratio is calculated dividing Profit for the period Attributable to equity holders of the Parent, adjusted for the net coupon corresponding to “Other equity instruments” (€277m in January-June 2018 and €66m in April-June 2018), by the weighted average number of ordinary shares outstanding during the period.

TELEFÓNICA

GUIDANCE 2018

		2018 Guidance	2018
2017 Base			Jan - Jun
52,037	Revenues (% Chg YoY)	growing around 1% (in spite of regulation: ~-0.9 p.p.)	2.0%
32.0%	OIBDA margin (Chg YoY)	Expansion of around 0.5 p.p. (despite regulation dragging -1.6 p.p.)	0.5 p.p.
15.7%	CapEx / Sales	Around 15%	13.9%

-

2018 Organic criteria assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period). Considers constant perimeter of consolidation. Excludes the effects of the accounting change to IFRS 15 in 2018, write-downs, capital gains/losses from the sale of companies, tower sales, restructuring costs and material non-recurring impacts. CapEx excludes spectrum investments.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	June 2018	December 2017	% Chg
Non-current assets	91,567	95,135	(3.8)
Intangible assets	17,118	18,005	(4.9)
Goodwill	25,527	26,841	(4.9)
Property, plant and equipment	32,674	34,225	(4.5)
Investments accounted for by the equity method	68	77	(11.2)
Financial assets and other non-current assets	8,768	8,167	7.4
Deferred tax assets	7,412	7,820	(5.2)
Current assets	19,384	19,931	(2.7)
Inventories	1,220	1,117	9.3
Receivables and other current assets	10,816	10,093	7.2
Tax receivables	1,092	1,375	(20.6)
Other current financial assets	2,552	2,154	18.5
Cash and cash equivalents	3,662	5,192	(29.5)
Non-current assets classified as held for sale	42	0	n.m.
Total Assets = Total Equity and Liabilities	110,951	115,066	(3.6)
Equity	23,715	26,618	(10.9)
Equity attributable to equity holders of the parent and other holders of equity instruments	14,821	16,920	(12.4)
Equity attributable to non-controlling interests	8,894	9,698	(8.3)
Non-current liabilities	59,397	59,382	0.0
Non-current financial liabilities	46,798	46,332	1.0
Payables and other non-current liabilities	1,823	1,687	8.1
Deferred tax liabilities	2,360	2,145	10.0
Non-current provisions	8,416	9,218	(8.7)
Current liabilities	27,839	29,066	(4.2)
Current financial liabilities	7,972	9,414	(15.3)
Payables and other current liabilities	15,485	15,095	2.6
Current tax payables	2,252	2,341	(3.8)
Current provisions	2,130	2,216	(3.9)
Financial Data
Net Financial debt	43,593	44,230	(1.4)

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

June 2018
Non-current financial liabilities	46,798
Current financial liabilities	7,972
Gross Financial Debt	54,770
Cash and cash equivalents	(3,662)
Other current financial assets	(2,552)
Positive mark-to-market value of long-term derivative instruments	(2,854)
Other liabilities included in “Payables and other non-current liabilities”	652
Other liabilities included in “Payables and other current liabilities”	114
Other assets included in “Financial assets and other non-current assets”	(2,141)
Other assets included in “Receivables and other current assets”	(734)
Net Financial Debt (1)	43,593
Gross commitments related to employee benefits	6,130
Value of associated Long-term assets	(784)
Tax benefits	(1,422)
Net commitments related to employee benefits	3,924
Net financial debt plus commitments	47,517
Net Financial Debt / OIBDA	2,68x

Notes:

(1)	Net financial debt includes a positive value of the derivatives portfolio for a net amount of €787m, €2,774m included as financial liabilities and €3,561m included as financial assets.

TELEFÓNICA

CONSOLIDATED CASH FLOW STATEMENT

Unaudited figures (Euros in millions)

	January - June
	2018	2017	% Var
Cash received from operations	29,760	32,024
Cash paid from operations	(22,317)	(24,557)
Net payments of interest and other financial expenses net of dividens received	(986)	(976)
Net interest and other financial expenses paid	(1,008)	(999)
Dividends received	22	23
Taxes paid	(356)	(537)
Net cash flow provided by operating activities	6,101	5,954	2.5
(Payments)/proceeds on investments in property, plant and equipment and intangible assets	(4,582)	(4,405)
Proceeds from the sale in property, plant and equipment and intangible assets	25	48
Payments on investments in property, plant and equipment and intangible assets	(4,607)	(4,453)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1	30
Payments on investments in companies, net of cash and cash equivalents acquired	(2)	(6)
Proceeds on financial investments not included under cash equivalents	480	155
Payments on financial investments not included under cash equivalents	(586)	(544)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(604)	(1,112)
Government grants received	37	—
Net cash flow used in investing activities	(5,256)	(5,882)	(10.6)
Dividends paid	(1,433)	(1,136)
Proceeds from issue of share capital increase	—	3
(Payments)/proceeds of treasury shares and other operations with shareholders, net	—	—
Operations with other equity holders (1)	68	(135)
Proceeds on issue of debentures and bonds, and other debts	2,672	6,789
Proceeds on loans, borrowings and promissory notes	2,284	2,823
Cancellation of debentures and bonds, and other debts	(3,760)	(2,534)
Repayments of loans, borrowings and promissory notes	(1,744)	(2,439)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(230)	(841)
Net cash used in financing activities	(2,143)	2,530	c.s.
Effect of changes in exchange rates	(232)	(292)
Effect of changes in consolidation methods and others	—	—
Net increase (decrease) in cash and cash equivalents during the year	(1,530)	2,310	c.s.
Cash and cash equivalents at the beginning of the period	5,192	3,736
Cash and cash equivalents at the end of the period	3,662	6,046

Notes:

-

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2018 period Telefónica uses a synthetic exchange rate of 2,369,815 Venezuelan bolivars fuertes per dollar at June 2018.

1)	Includes issuance and coupons of undated deeply subordinated securities.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - June
		2018	2017	% Chg
I	Cash flow from operations	7,480	7,467	0.2
II	Net interest payment (1)	(986)	(976)
III	Payment for income tax	(356)	(537)
A=I+II+III	Net cash provided by operating activities	6,138	5,954	3.1
B	Net payment for investment in fixed and intangible assets (2)	(4,582)	(4,405)
	Spectrum (3)	(619)	(8)
C=A+B	Net free cash flow after CapEx	1,556	1,549	0.4
D	Net payment for financial investment	(107)	(366)
E	Net payment for operations with minority shareholders and treasury stock (4)	(1,365)	(1,268)
F=C+D+E	Free cash flow after dividends	83	(85)	c.s.
G	Effects of exchange rate changes on net financial debt	(59)	(506)
H	Effects on net financial debt of changes in consolid. and others	(495)	314
I	Net financial debt at beginning of period	44,230	48,595
J=I-F+G+H	Net financial debt at end of period	43,593	48,487	(10.1)

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - June
	2018	2017	% Chg
OIBDA	8,102	8,179	(0.9)
- CapEx accrued during the period	(3,932)	(3,507)
- Payments related to cancellation of commitments	(398)	(331)
- Net interest payment	(986)	(976)
- Payment for tax	(356)	(537)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	112	(10)
- Investment In working capital and other deferred income and expenses and Others (2)(5)	(985)	(1,269)
= Net Free Cash Flow after CapEx	1,556	1,549	0.4
+ Payments related to cancellation of commitments	398	331
- Dividends paid to minority shareholders	(406)	(255)
= Free Cash Flow	1,548	1,626	(4.8)
Weighted average number of ordinary shares outstanding during the period (millions)	5,127	5,094
= Free Cash Flow per share (euros)	0.30	0.32	(5.4)

Notes:

(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Includes Net Cash received from sale of Real Estate
(3)	Figures in €m. 2018 includes mainly: 590 in UK, 7 in Argentina, 2 in Colombia and 20 in Costa Rica. In 2017 mainly: 4 in Spain, 2 in Colombia and 2 in México.
(4)

Dividends paid by Telefónica S.A., operations with treasury stock, issuance of shares, issuance and coupons of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are consolidated through the equity method.

(5)	Other deferred expenses include €76m in 2017 related to commitments associated with long-term restructuring plans in Spain.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
Currency units per Euro	Jan - Jun 2018	Jan - Jun 2017	June 2018	December 2017
USA (US Dollar)	1.210	1.082	1.165	1.199
United Kingdom (Sterling)	0.880	0.860	0.886	0.888
Argentina (Argentine Peso)	25.794	16.980	33.632	22.518
Brazil (Brazilian Real)	4.135	3.437	4.493	3.968
Chile (Chilean Peso)	740.258	713.796	758.823	737.333
Colombia (Colombian Peso)	3,446.624	3,161.635	3,415.114	3,579.008
Costa Rica (Colon)	690.131	616.523	664.011	686.813
Guatemala (Quetzal)	8.958	7.991	8.731	8.809
Mexico (Mexican Peso)	23.065	20.979	22.945	23.584
Nicaragua (Cordoba)	37.708	32.116	36.753	36.921
Peru (Peruvian Nuevo Sol)	3.930	3.544	3.812	3.888
Uruguay (Uruguayan Peso)	35.409	30.733	36.666	34.551
Venezuela (Bolivar Fuerte) (3)	2,762,430.939	4,045.307	2,762,430.939	43,316.682

(1)	Average exchange rate for the period.
(2)	Exchange rates as of 30/06/18 and 31/12/17.
(3)

After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2018 period Telefónica uses a synthetic exchange rate of 2,369,815 Venezuelan bolivars fuertes per dollar at June 2018.

NET FINANCIAL DEBT STRUCTURE BY CURRENCY

Unaudited figures

	June 2018
	EUR	LATAM	GBP	USD
Net financial debt structure by currency	83%	9%	7%	1%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	June 2018
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities (1)	82%	16%	2%

(1)	Includes positive value of derivatives and other financial debt.

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa3	P-3	Stable	07/11/2016
Fitch[1]	BBB	F-3	Stable	05/09/2016
S&P1	BBB	A-2	Stable	17/05/2016

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

02

TELEFÓNICA ESPAÑA

(y-o-y changes in organic terms)

Telefonica España main financial figures presented y-o-y growth in the second quarter (+0.3% in revenues and +0.2% in OIBDA) reflecting the positive business performance (retail accesses grow by 1.4%, “Fusión” customers and ARPU, by 2% and 6% respectively, mobile contract by 7%, whilst the quarter showed simultaneous growth at both consumer revenues +1.0% and business revenues +1.2%), which was partially offset by the negative impacts of the migration of Yoigo and Pepephone wholesale/MVNO customers (whose effects will no longer be relevant in 2019), and the regulatory impact related mobile interconnection rate cut.

Growth in accesses (+0.4% y-o-y, +1.4% in retail accesses) took place particularly in the higher value ones, because of the differentiation strategy, supported in both the continuous deployment of our FTTH network (the largest in Europe, over 20 million premises passed), and commercial actions aimed at reinforcing our competitive positioning, as the recently announced “O2” portfolio launch and acquisition of Premium TV content. These differential levers allow the Company to continue increasing its customers’ value, raising operational leverage and improving the sustainability of the business model.

“Movistar Fusión” customers (4.5m) grew by 2% y-o-y, with 22k net additions, and already account for 89% of the total TV base (+5 p.p. y-o-y), 86% (+2 p.p.) of fixed broadband and 82% (+6 p.p.) of mobile contract. “Fusión” continues growing in terms of quality, which is reflected in the strong performance of total accesses included in “Fusión” (21.2m, +10% y-o-y), driven by mobile accesses (+1.2m y-o-y) and TV (+437k) and the higher percentage of customers with high-value bundles (27%, +3 p.p. y-o-y). Thus, the average mobile lines per “Fusión” customer rose to 1.9 (vs. 1.7 in June 2017), “Fusión” customers with TV rises to 78% (+8 p.p. y-o-y) and customers with high-speed fibre to 38%.

“Fusión” ARPU stood at €89.5 and increased by 5.5% y-o-y, on tariff upgrades and an improved customer mix. The lower pace of growth vs. the previous quarter (-2 p.p.) is explained by a tariff upgrade calendar that differs from the previous year. Churn remained stable vs. March at 1.5%, and we should highlight the increased base of medium and high-value customers which show greater loyalty level and hence a higher average customer life (6 years).

Mobile accesses kept showing strong net additions in April-June (+153k) and solid progress in contract (+7% y-o-y, +233k accesses in the quarter), driven by multiline “Fusión” bundles and positive balance in portability. Churn (1.5%) remained stable both y-o-y and sequentially.

Fixed broadband accesses (6.0m) notably improved their trend and recovered the y-o-y growth, after reporting the best net additions figure since the fourth quarter in 2016 (+17k), thanks to the growth of gross additions (+21% y-o-y) and improved churn (1.6%, -0.1 p.p. vs. the previous quarter; stable y-o-y). Higher quality fibre accesses (3.7m) accelerated their strong growth (+14% y-o-y; +117k net additions), and now represent 61% of the total broadband base (+7 p.p. vs. June 2017).

Fixed telephony accesses (-4% y-o-y) reduced their quarterly net loss (-92k vs. -124k in the first quarter).

Pay TV customers (3.9m) grew y-o-y for the fifth straight quarter (+7%) after posting quarterly net additions of 8k affected by the period’s seasonality.

Wholesale accesses rose to 4.0m (-8% y-o-y) with particularly strong growth in NEBA Fibre (1.2m, 2.1x y-o-y), which now represents 29% of the total (+16 p.p. y-o-y; +5 p.p. q-o-q), reflecting the continuous acceleration of net additions (+163k accesses, +44% y-o-y).

Premises passed with FTTH stood at 20.2m (540k quarterly increase) and connected customer uptake rose to 24% (18% retail and 6% wholesale).

Revenues in the second quarter grew to €3,167m and continue showing y-o-y growth (+0.3%) on higher service revenues (€3,079m; +0.1% y-o-y) and higher handset sales (+7.5% y-o-y). Total revenues (€6,265m) and service revenues (€6,086m) in January-June grew by 0.7% and 0.4% y-o-y respectively.

Consumer revenues in April-June (€1,670m) increased 1.0% y-o-y, a slower pace than what seen in the first quarter (-1.9 p.p.) because of the different upgrade calendar of both convergent and non-convergent tariffs (more concentrated in the second quarter of 2017 and in the first quarter of 2018). “Fusión” revenues grew 7.7% and “non-Fusión” revenues decreased by -12.9% both y-o-y.

Business revenues (€880m) reversed their trend and again showed growth (+1.2% y-o-y, +1.8 p.p. vs. the first quarter), levered by the solid and sustained progress of IT revenues (+7.4%; +2.2 p.p. q-o-q). Likewise, Communications revenues (-0.7% y-o-y) improved sequentially (+1.4 p.p.) on seasonal factors.

Wholesale and other revenues (€529m) decreased by 4.4% y-o-y (vs. -3.5% in the first quarter) due to the larger negative impact this quarter from the loss of wholesale/MVNO customers (Yoigo and Pepephone) and the regulatory impact related to mobile interconnection rate cut (-36% since the beginning of February), not offset by the wholesale fibre revenue growth.

Operating expenses for April-June (€1,977m) sequentially improved their y-o-y performance (flat y-o-y, vs. +0.6% in the first quarter) primarily because of greater personnel savings. In the first half of the year, total expenses (€3,916m) grew by 0.3 y-o-y.

Supplies (€886m in April-June) increased by 3.5% y-o-y, because of higher content expenses and higher IT sales. Sequentially, performance improved because of lower handset consumption. Additionally, net content costs (after wholesale revenues) increase by 11% y-o-y (vs. +8% in January-March).

Personnel expenses (€491m in the quarter) improved y-o-y performance (-5.6% vs. -4.0% in the first quarter) on higher savings from the voluntary employment suspension plan (€29m). Headcount at the end of June stands at 26,758 employees (-5% y-o-y).

Other operating expenses (€600m) come down y-o-y (-0.3%) thanks to the containment of commercial expenses and to overall efficiencies, which offset the higher commercial activity in the quarter.

OIBDA in April-June therefore rose to €1,283m growing 0.2% y-o-y, and the OIBDA margin stood at 40.5% (flat vs. second quarter 2017). In January-June OIBDA stood at €2,507m (+0.4% y-o-y) with the OIBDA margin at 40.0% (-0.1 p.p. y-o-y).

CapEx in the first half of the year stood at €778m (+10.4% y-o-y), affected by execution calendars. Operating cash flow totalled €1,729m (-3.5% y-o-y).

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	6,265	6,226	0.6		0.7		3,167	3,160	0.2		0.3
Mobile handset revenues	180	165	9.2		11.0		88	83	6.7		7.5
Revenues ex-mobile handset revenues	6,086	6,062	0.4		0.4		3,079	3,077	0.0		0.1
Consumer (1)	3,336	3,273	1.9		1.9		1,670	1,654	1.0		1.0
Fusión	2,371	2,184	8.6		8.6		1,200	1,114	7.7		7.7
Non-Fusión	965	1,090	(11.4)		(11.4)		470	540	(12.9)		(12.9)
Business	1,715	1,710	0.3		0.3		880	870	1.2		1.2
Communications	1,312	1,331	(1.5)		(1.5)		662	667	(0.7)		(0.7)
IT	403	379	6.4		6.4		218	203	7.4		7.4
Wholesale and Other (2)	1,035	1,078	(4.0)		(4.0)		529	554	(4.5)		(4.4)
Internal expenditure capitalized in fixed assets	148	153	(3.1)		(3.1)		78	77	2.4		2.4
Operating expenses	(3,916)	(3,981)	(1.6)		0.3		(1,977)	(1,978)	(0.1)		(0.0)
Supplies	(1,738)	(1,672)	3.9		3.9		(886)	(856)	3.5		3.5
Personnel expenses	(995)	(1,121)	(11.2)		(4.8)		(491)	(520)	(5.6)		(5.6)
Other operating expenses	(1,184)	(1,189)	(0.4)		(0.4)		(600)	(602)	(0.4)		(0.3)
Other net income (expense)	(1)	11	c.s.		c.s.		2	9	(75.8)		(75.8)
Gain (loss) on sale of fixed assets	16	18	(13.7)		(13.7)		13	14	(12.6)		(12.6)
Impairment of goodwill and other assets	(5)	(2)	n.m.		n.m.		(0)	(1)	(93.1)		(93.1)
Operating income before D&A (OIBDA)	2,507	2,425	3.4		0.4		1,283	1,282	0.1		0.2
OIBDA Margin	40.0%	38.9%	1.1	p.p.	(0.1	p.p.)	40.5%	40.6%	(0.0	p.p.)	(0.0	p.p.)
CapEx	778	704	10.4		10.4		432	371	16.2		16.2
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	1,729	1,720	0.5		(3.5)		852	910	(6.4)		(6.3)

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Consumer revenues include residential and SOHO revenues.
(2)	Wholesale and other revenues include subsidiaries and other revenues.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	36,537.3	36,464.3	36,614.6	36,768.5	36,884.3	36,970.3	1.4
Fixed telephony accesses (1)	9,584.2	9,463.3	9,387.4	9,304.7	9,180.9	9,089.2	(4.0)
Internet and data accesses	6,075.9	6,044.4	6,040.7	6,039.6	6,032.8	6,050.1	0.1
Broadband	6,050.9	6,020.1	6,017.6	6,020.3	6,014.7	6,032.0	0.2
FTTH	3,127.8	3,213.5	3,309.3	3,423.7	3,550.5	3,667.5	14.1
Mobile accesses	17,261.7	17,289.8	17,419.6	17,576.5	17,743.3	17,896.1	3.5
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	1,603.6	(19.8)
Contract	15,125.7	15,289.4	15,514.1	15,783.1	16,059.3	16,292.5	6.6
M2M	2,015.6	1,974.7	2,020.9	2,015.6	2,083.7	2,149.2	8.8
Pay TV (2)	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	3,934.9	7.3

Wholesale Accesses	4,442.3	4,377.8	4,295.7	4,221.1	4,119.0	4,035.1	(7.8)
Fibre	426.2	539.7	671.7	849.5	995.8	1,158.9	114.7

Total Accesses	40,979.6	40,842.1	40,910.3	40,989.6	41,003.2	41,005.4	0.4

(1)	Includes fixed wireless and VoIP accesses.

TELEFÓNICA ESPAÑA

CONSUMER ACCESSES (Fusión + non-Fusión)

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Fixed telephony accesses	7,146.2	7,041.5	6,972.1	6,895.4	6,799.9	6,721.7	(4.5)
Internet and data accesses	5,195.3	5,174.0	5,178.0	5,181.9	5,187.7	5,198.6	0.5
Mobile accesses	11,754.9	11,813.6	11,885.8	12,024.8	12,141.4	12,236.6	3.6
Prepay	2,135.9	2,000.4	1,905.4	1,793.4	1,683.9	1,603.6	(19.8)
Contract	9,618.9	9,813.2	9,980.3	10,231.4	10,457.5	10,633.0	8.4
Pay TV	3,615.6	3,666.8	3,766.9	3,847.6	3,927.3	3,934.9	7.3

Total Consumer Accesses	27,711.8	27,695.9	27,802.7	27,949.7	28,056.3	28,091.8	1.4

TOTAL MOBILE ACCESSES

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	87.6%	88.4%	89.1%	89.8%	90.5%	91.0%	2.6	p.p.
Smartphones (‘000)	10,800.7	11,240.4	11,473.6	11,857.7	12,264.6	12,356.6	9.9
Smartphone penetration (%)	71.3%	73.8%	74.8%	76.4%	78.5%	78.7%	4.8	p.p.
LTE (‘000)	6,589.6	6,976.3	7,322.8	7,686.2	8,002.5	8,270.0	18.5
LTE penetration (%)	43.2%	45.6%	47.6%	49.4%	51.1%	52.5%	7.0	p.p.

CONSUMER FUSIÓN

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Fusión Customers	4,379.0	4,374.7	4,384.7	4,426.2	4,460.0	4,482.1	2.5
High speed Fibre	1,669.1	1,677.9	1,691.3	1,701.8	1,708.5	1,696.9	1.1
IPTV/Satellite	2,970.9	3,071.9	3,218.7	3,347.8	3,470.6	3,508.6	14.2
Mobile add-ons	2,861.6	3,138.5	3,365.9	3,690.9	4,036.7	4,248.0	35.4
Fusión Accesses	18,969.5	19,334.6	19,738.7	20,317.2	20,887.3	21,203.0	9.7

CONSUMER FUSIÓN

Unaudited figures

	2017				2018
	Q1	Q2	Q3	Q4	Q1	Q2	% Chg org.
Fusión ARPU (EUR)	81.6	84.8	87.6	86.1	87.8	89.5	5.5
Fusión churn	1.4%	1.3%	1.5%	1.6%	1.5%	1.5%	0.2	p.p.

	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	% Chg org.
Fusión ARPU (EUR)	81.6	83.2	84.7	85.1	87.8	88.6	6.5
Fusión churn	1.4%	1.4%	1.4%	1.5%	1.5%	1.5%	0.1	p.p.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun	% Chg
Total data traffic (TB)	1,473,501	3,166,713	4,860,008	6,863,956	2,113,454	4,296,235	35.7
Fixed data traffic	1,406,556	3,009,891	4,581,394	6,466,074	1,978,154	4,010,990	33.3
Mobile data traffic	66,944	156,821	278,614	397,882	135,300	285,245	81.9

Notes:

-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.

03

TELEFÓNICA DEUTSCHLAND

(y-o-y changes in organic terms)

Telefónica Deutschland delivered a solid set of results, fully on-track with FY 2018 guidance, on successful synergy capture and strong operational momentum in a dynamic but still rational market. Since 5 June 2018, the refresh of the O2 Free portfolio (including the “boost” option to double data volumes for +€5 per month) and the launch of O2 Free Connect (allowing to share high-speed data volume for up to 10 devices) further support data growth and ARPU-uplift.

Contract mobile customers (21.8m; +4.1% y-o-y) benefitted from +333k net additions in the quarter (+69% y-o-y) leveraging the O2 Free tariffs and a continued strong partner trading (58% of gross additions; +61% in Q1) as a result of 4G offers. Prepay customers (21.2m; -13% y-o-y) remained impacted by lower demand after the regulatory changes introduced in the summer of 2017, though net disconnections were reduced in the quarter to -148k (-535k in Q1 2018). Smartphone penetration continued to grow (+6 p.p. y-o-y to 63%) and LTE accesses increased (+15% y-o-y) to 16.6m, with penetration reaching 40% (+7 p.p. y-o-y). The average data usage for O2 contract LTE customers increased by 69% y-o-y to 3.4 GB per month in the quarter (+22% q-o-q). Retail broadband accesses were lower (-2% y-o-y to 2.0m), while demand for VDSL (1.3m; +39% y-o-y) remained strong with 86k net additions. Wholesale DSL registered -55k net disconnections due to the planned dismantling of the legacy infrastructure, with only 8k accesses remaining as per the end of the quarter.

Revenues reached €1,758m in Q2 18, down by -1.2% y-o-y (€3,525m in H1 18; -0.8% y-o-y) and -0.3% excluding regulatory effects (flat y-o-y in H1). Mobile service revenues totalled €1,311m in the quarter and declined (-0.9% y-o-y in Q2 18 and -0.7% in H1 18) on headwinds from the European roaming legislation, the continued rotation of the legacy base and the increasing share of partner MSR. Ex-regulation, MSR growth evolution remained positive at +0.2% y-o-y (+0.3% y-o-y in H1 18). Handset revenues totalled €249m in Q2 18, up 7.5 % y-o-y (+9.1% y-o-y in H1 18) on the back of continued strong demand for smartphones. Fixed revenues amounted to €192m in the quarter and continued to decline (-13.0% y-o-y in Q2 18; -12.7% y-o-y in H1 18) due to the ongoing migration of the wholesale customer base.

Operating expenses amounted to €1,281m in Q2 18 and decreased by 1.6% y-o-y, reversing trends vs. Q1 18 ( -0.5% y-o-y in H1 18). Supplies reached €538m in Q2 18 and decreased by 1.7% y-o-y (-0.6% in H1 18) mainly as a result of lower interconnection costs, despite higher handset consumption and higher costs for outbound roaming. Personnel expenses (€151m) were lower 0.9% y-o-y (+0.7% in H1 18) as the inflation-related salary adjustments in 2018 have been more than compensated with the savings related to the successful completion of the employee restructuring programme. Other operating expenses reached €591m in Q2 18 and were 1.7% lower y-o-y (-0.8% y-o-y in H1 18), benefitting from integration synergies. Restructuring expenses amounted to €18m in Q2 18 (€19m in Q2 17).

OIBDA (€479m in Q2 18; €882m in H1) continued to grow at +0.3% y-o-y (+0.5% in H1 18), albeit at a slower pace vs. Q1 18 due to lower incremental synergies (~€30m in Q2 18 and ~€65m in H1 18; mainly rollover effects from FTE restructuring and network consolidation) and a higher regulatory drag (-€17m in Q2 18; -€31m in H1 18). OIBDA margin stood at 27.2% in the quarter and expanded by 0.4 p.p. y-o-y (25.0% in H1 18; +0.3 p.p. y-o-y), driven by the focus on profitable growth and efficient cost management.

CapEx in the first half of 2018 totalled €424m and decreased by 2.3% y-o-y, still benefiting from efficient CapEx management and incremental synergies of ~€25m, while network integration, the subsequent LTE rollout and the strategy to bring fibre to the backhaul progressed according to plan.

As such, operating cash flow (OIBDA-CapEx) was up 3.2% y-o-y to €458m in H1 18.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	3,525	3,542	(0.5)		(0.8)		1,758	1,771	(0.7)		(1.2)
Mobile Business	3,127	3,092	1.1		0.8		1,560	1,548	0.8		0.3
Mobile service revenues	2,598	2,610	(0.5)		(0.7)		1,311	1,318	(0.5)		(0.9)
Data revenues	1,426	1,488	(4.2)		(4.2)		725	772	(6.1)		(6.2)
Handset revenues	529	482	9.7		9.1		249	229	8.5		7.5
Fixed Business	391	440	(11.2)		(12.7)		192	217	(11.8)		(13.0)
FBB and new services (1)	301	344	(12.5)		(14.4)		147	167	(11.8)		(13.5)
Voice & access revenues	90	96	(6.6)		(6.6)		44	50	(11.5)		(11.5)
Internal expenditure capitalized in fixed assets	54	48	12.1		12.1		28	27	2.3		2.3
Operating expenses	(2,664)	(2,696)	(1.2)		(0.5)		(1,281)	(1,313)	(2.4)		(1.6)
Supplies	(1,125)	(1,132)	(0.6)		(0.6)		(538)	(547)	(1.7)		(1.7)
Personnel expenses	(303)	(313)	(3.0)		0.7		(151)	(157)	(3.6)		(0.9)
Other operating expenses	(1,235)	(1,252)	(1.3)		(0.8)		(591)	(609)	(2.8)		(1.7)
Other net income (expense)	(34)	(33)	2.0		(80.6)		(26)	(24)	7.9		(12.7)
Gain (loss) on sale of fixed assets	0	1	(63.5)		(63.5)		—	0	—		—
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	882	861	2.4		0.5		479	461	3.7		0.3
OIBDA Margin	25.0%	24.3%	0.7	p.p.	0.3	p.p.	27.2%	26.1%	1.2	p.p.	0.4	p.p.
CapEx	424	435	(2.5)		(2.3)		228	226	0.5		0.7
Spectrum	—	1	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	458	426	7.3		3.2		251	235	6.8		0.1

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	48,988.0	49,478.7	49,105.1	47,415.8	47,011.3	47,171.6	(4.7)
Fixed telephony accesses (1)	2,000.1	1,987.9	1,979.3	1,979.6	1,968.7	1,958.8	(1.5)
Internet and data accesses	2,312.5	2,297.2	2,284.2	2,281.5	2,265.6	2,251.1	(2.0)
Broadband	2,095.3	2,082.4	2,072.5	2,072.2	2,060.0	2,048.5	(1.6)
FTTx	872.2	959.9	1,062.5	1,151.6	1,243.4	1,329.7	38.5
Mobile accesses	44,675.3	45,193.6	44,841.6	43,154.7	42,777.0	42,961.6	(4.9)
Prepay	23,967.0	24,288.6	23,753.8	21,880.9	21,345.9	21,197.6	(12.7)
Contract	20,708.4	20,905.0	21,087.8	21,273.8	21,431.1	21,764.0	4.1
M2M	830.1	896.8	969.4	1,027.0	1,067.2	1,103.4	23.0
Wholesale Accesses	561.8	428.0	297.9	188.1	63.3	8.0	(98.1)

Total Accesses	49,549.8	49,906.7	49,402.9	47,603.9	47,074.6	47,179.6	(5.5)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	46.4%	46.3%	47.0%	49.3%	50.1%	50.7%	4.4	p.p.
Smartphones (‘000)	24,781.1	25,227.4	25,554.2	25,466.1	25,707.5	26,411.1	4.7
Smartphone penetration (%)	57.0%	57.4%	58.7%	60.9%	62.0%	63.5%	6.0	p.p.
LTE (‘000)	13,967.6	14,422.0	15,679.2	15,759.1	16,093.5	16,595.8	15.1
LTE penetration (%)	31.9%	32.6%	35.7%	37.4%	38.6%	39.6%	7.1	p.p.
Mobile churn (quarterly)	1.9%	1.9%	2.1%	3.1%	2.2%	1.8%	(0.0	p.p.)
Contract (1)	1.6%	1.5%	1.6%	1.7%	1.7%	1.5%	0.0	p.p.
Mobile churn (cumulative YTD)	1.9%	1.9%	2.0%	2.2%	2.2%	2.0%	0.1	p.p.
Contract (1)	1.6%	1.6%	1.6%	1.6%	1.7%	1.6%	0.0	p.p.
Mobile ARPU (EUR)(cumulative YTD)	9.6	9.6	9.7	9.7	9.8	9.9	2.3
Prepay	5.0	5.1	5.1	5.2	5.6	5.7	10.4
Contract (1)	15.5	15.5	15.6	15.5	14.8	14.8	(4.6)
Fixed data traffic (TB) (cumulative YTD)	709,516	1,399,083	2,063,429	2,794,399	718,369	1,383,972	(1.1)
Mobile data traffic (TB) (cumulative YTD)	86,423	185,036	295,720	418,086	126,040	277,660	50.1

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

04

TELEFÓNICA UK

(y-o-y changes in organic terms)

Telefónica UK continued to deliver a good set of results, growing financials in the second quarter of 2018, despite regulatory impacts and accounting changes. The Company remains UK’s favourite mobile network carrier with total base more than 32m customers and continues to lead market loyalty with the lowest churn. Customers continued to spend more with the Company, reflecting continued focus on great customer propositions and experiences.

Total mobile accesses grew by 0.3% y-o-y and remained market-leading at 32.1m including partners on Telefónica UK’s network (7.3m). Own brand contract net additions were 84k (43k ex-M2M; 16k in Q1), increased by +1.2% y-o-y to 15.9m (64% penetration, +1.7 p.p. y-o-y reflecting market trends), supported by new tariffs and new channels strategy. Churn remained low at 1.0% (flat y-o-y and q-o-q). Additionally, LTE accesses were -0.7% y-o-y down to 12.5m with a penetration of 59% (+0.8 p.p. y-o-y). In prepay, net quarterly disconnections decreased to -101k (-245K in Q1), in-line with market dynamics.

Revenues continued to increase this quarter for the 7th consecutive quarter to €1,638m, up 5.6% y-o-y (€3,223m; +4.2% in H1), mainly as a result of an increase in customer spend driven by an update of tariffs for RPI in April, and higher handset, wholesale and non-mobile revenues, which more than offset regulatory drag of 2.1 p.p.

Mobile service revenues continued to grow in the quarter and totalled €1,221m up +3.5% y-o-y; +2.3 p.p. q-o-q (€2,384m; +2.4% in H1). Excluding regulatory impacts from roaming and MTRs grew +6.2% y-o-y, vs. +2.8% in Q1 (+4.5% in H1), mainly driven by higher average subscriptions and continuing MVNO growth.

Handset & other revenues amounted to €417m, up 13.4% y-o-y (€840m; +11.2% in H1), again driven by flagship device sales together with continuing growth from the smart metering programme (SMIP) and B2B ICT solutions.

Operating expenses totalled €1,221m in the quarter to +5.2% y-o-y (+3.3% in H1). Supplies (€546m) grew +5.7% y-o-y (+3.6% in H1) driven by higher commercial efforts and a discretionary spend phasing in handsets. Personnel expenses amounted to €112m, +2.3% y-o-y (+0.9% in H1) and other expenses increased +5.2% y-o-y to €563m (+3.5% y-o-y in H1), mainly driven by network improvement and stronger trading activity in the market.

OIBDA totalled €450m in the quarter increasing by +8.2% y-o-y; (€879m; +7.2% in H1), reflecting the robust top-line performance and a reduction in Annual Licence Fee payments, and more than offsetting the impact of regulation (-€37m in the quarter). Thus, OIBDA margin was 27.5% improving +0.7 p.p. y-o-y (+27.3%; +0.8 p.p. in H1), also supported by efficient cost controls.

CapEx amounted to €987m in the first six months, after investing €588m in the acquisition of 40MHz of 4G spectrum (2.3GHz), and 40MHz (3.4GHz). CapEx reduced -6.1% y-o-y in organic terms, on efficient expenditure in network capacity and customer experience. Operating cash flow (OIBDA-CapEx) increased by 21.0% y-o-y in organic terms in the first half of the year.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	3,223	3,208	0.5		4.2		1,638	1,607	1.9		5.6
Mobile service revenues	2,384	2,531	(5.8)		2.4		1,221	1,276	(4.3)		3.5
Data revenues	1,367	1,468	(6.9)		1.3		699	740	(5.6)		2.6
Handset revenues and other	840	677	24.0		11.2		417	331	25.9		13.4
Internal expenditure capitalized in fixed assets	62	59	5.1		7.5		33	30	9.9		12.0
Operating expenses	(2,402)	(2,418)	(0.7)		3.3		(1,221)	(1,204)	1.4		5.2
Supplies	(1,080)	(1,479)	(27.0)		3.6		(546)	(732)	(25.4)		5.7
Personnel expenses	(219)	(222)	(1.3)		0.9		(112)	(111)	0.4		2.3
Other operating expenses	(1,103)	(718)	53.7		3.5		(563)	(360)	56.2		5.2
Other net income (expense)	(5)	0	c.s.		158.6		(1)	(0)	63.6		c.s.
Gain (loss) on sale of fixed assets	—	0	—		—		(0)	0	c.s.		c.s.
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	879	849	3.5		7.2		450	433	3.7		8.2
OIBDA Margin	27.3%	26.5%	0.8	p.p.	0.8	p.p.	27.5%	27.0%	0.5	p.p.	0.7	p.p.
CapEx	987	434	127.4		(6.1)		804	209	284.7		5.3
Spectrum	588	—	—		—		588	—	—		—
OpCF (OIBDA-CapEx)	(107)	415	c.s.		21.0		(354)	224	c.s.		11.0

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	277.2	281.3	281.9	283.9	285.8	296.1	5.3
Internet and data accesses	24.0	24.7	24.8	25.3	25.7	26.6	7.8
Broadband	24.0	24.7	24.8	25.3	25.7	26.6	7.8
Mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	24,758.7	(1.5)
Prepay	9,375.4	9,427.4	9,477.4	9,203.7	8,959.1	8,858.3	(6.0)
Contract (2)	15,633.9	15,712.3	15,805.6	15,800.2	15,816.2	15,900.3	1.2
M2M	3,330.3	3,373.1	3,434.4	3,358.9	3,370.1	3,411.7	1.1

Wholesale accesses	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7.0
Mobile wholesale accesses	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7.0

Total accesses	32,189.5	32,304.7	32,607.7	32,475.1	32,334.0	32,421.4	0.4

(1)	Includes fixed wireless and VoIP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

MOBILE ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Retail mobile accesses	25,009.3	25,139.7	25,283.0	25,003.9	24,775.3	24,758.7	(1.5)
Wholesale mobile accesses (1)	6,879.0	6,859.0	7,018.0	7,162.0	7,247.1	7,340.0	7.0

Total mobile accesses	31,888.3	31,998.7	32,301.0	32,165.9	32,022.4	32,098.6	0.3

(1)	Mobile Wholesale accesses information has been included since the first quarter 2018 and is also given for comparative purposes from January 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	62.5%	62.5%	62.5%	63.2%	63.8%	64.2%	1.7	p.p.
Smartphones (‘000)	14,910.2	15,514.3	15,667.9	15,961.0	15,917.8	15,979.7	3.0
Smartphone penetration (%)	71.2%	73.8%	74.3%	76.5%	77.2%	77.8%	4.0	p.p.
LTE (‘000)	12,438.0	12,592.0	12,611.0	12,891.1	12,773.3	12,500.3	(0.7)
LTE penetration (%)	57.4%	57.8%	57.7%	59.6%	59.7%	58.6%	0.8	p.p.
Mobile churn (quarterly)	2.2%	1.5%	1.7%	2.2%	1.9%	1.9%	0.4	p.p.
Contract (1)(2)	1.5%	1.0%	1.0%	1.0%	1.0%	1.0%	0.0	p.p.
Mobile churn (cumulative YTD)	2.2%	1.9%	1.8%	1.9%	1.9%	1.9%	(0.0	p.p.)
Contract (1)(2)	1.5%	1.2%	1.1%	1.1%	1.0%	1.0%	(0.2	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	16.1	16.1	16.0	15.9	14.7	15.0	1.8
Prepay	7.3	7.1	7.0	6.9	6.8	6.9	(0.1)
Contract (1)(2)	26.6	27.0	26.8	26.8	24.2	24.7	1.3
Mobile data traffic (TB) (cumulative YTD)	79,926	173,446	280,109	401,489	126,797	274,846	58.5

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes the disconnection of 228 thousand inactive contract accesses in the first quarter 2017.

05

TELEFÓNICA BRASIL

(y-o-y changes in organic terms)

In the second quarter of 2018 Telefónica Brasil accelerated organic growth in OIBDA and showed margin improvement to 36.5% in organic terms. Telefónica Brasil’s differential assets and the continued focus to grow in value (new record in fibre connections and y-o-y growth in contract net additions) more than offset the decrease in fixed voice revenues and the worse macroeconomic environment in the quarter, that mainly affected prepay revenues.

Mobile accesses increased by 1% despite the loss of prepay accesses (migration to contract and decrease of low-value accesses), which was offset by the strong growth in contract accesses (+11% y-o-y). Vivo maintained its leadership position with a contract market share of 41.3% as of May 2018 after leading the capture of new contract accesses with a 36.9% share in the last two months. Net contract additions of 936k in the quarter, +9% y-o-y (+29% in the first half) thanks to the greater commercial activity, with stable churn rates y-o-y (both in the quarter and in the first half) despite the higher commercial aggressiveness in the market. The migration to higher value plans drove data ARPU, which grew 11.8% in the first half of the year (total ARPU +0.6%).

In fixed retail broadband accesses (7.5m at June; stable y-o-y) the sharp rise in FTTH connections was particularly noteworthy, achieving a historical record (+162k in the quarter, +284k in the first half) as coverage was expanded to 7.6m homes passed (18.8m with FTTx). Additionally, Pay TV accesses increased by 51% y-o-y after reporting net additions of 56k in the quarter (+106k accesses in the first half). The growth in value translated into a greater sustainability of the business with solid y-o-y growth in ARPU (+7.9% in broadband and +4.2% in pay TV in the first half of the year).

Quarterly revenues (€2,522m; €5,227m in the first half) increased by 0.5% y-o-y (+2.0% excluding regulation; +0.8% in the first half, +2.5% excluding regulation). Mobile service revenues (€1,476m in April-June) increased by 1.9% in the quarter (+2.7% in the first half) backed by solid contract performance (+7.1% in the quarter, +8.1% in the first half), offsetting the worse trend in prepay (-18.1% in the quarter, -15.3% in the first half; due to the overall macroeconomic slowdown and a more competitive environment). Handset revenues increased by 60.5% in the quarter (+40.9% y-o-y in the first half) on a greater focus on profitable handset sales. Fixed revenues (-5.2% y-o-y in the quarter, -4.6% in the first half) were impacted by a higher drop in voice revenues, the regulatory impact, and the Brazilian truckers strike that temporarily affected broadband installation in the quarter. These impacts are partially offset by the excellent performance of fibre revenues (+20.3% in the quarter; +21.0% in the first half) and IPTV (+59.1% in the quarter; +62.6% in the first half).

Operating expenses (€1,233m in the quarter) decreased for the tenth straight quarter (-0.7% y-o-y, -1.3% in the first half) thanks to the digitalisation and cost containment measures. Supplies (€530m) increased by 14.2% y-o-y (+5.5% in the first half) due to higher handset costs, partially offset by the reduction in termination rates. Personnel expenses (€295m) increased below inflation (+2.6% y-o-y, +2.9% in the first half) and included €28m for headcount restructuring costs in the quarter. Other operating expenses (€408m) decreased by 8.9% y-o-y in the quarter (-5.9% in the first half) thanks to the boost in digitalisation that is mainly behind the decrease in commercial expenses (commissions and call center expenses, among others).

OIBDA reported in the quarter was positively affected by €485m associated with the favourable court ruling related to the exclusion of ICMS from the PIS/COFIN tax base, as well as to contingencies amounting to -€106m. OIBDA stood at €1,275m (€2,257m in the first half) and increased in organic terms (excluding the aforementioned impacts, the headcount restructuring, the accounting change to IFRS 15 and the exchange rates impact) by 7.1% y-o-y in the quarter (+5.8% y-o-y in the first half) with an OIBDA margin expanding y-o-y by 2.2 p.p. to 36.5% in organic terms (36.3% in the first half, +1.7 p.p. y-o-y).

CapEx in the first half amounted to €892m (+17.2% y-o-y, as a result of phasing of investments throughout the year), allocated mainly to the fibre and 4G networks expansion. Thus, operating cash flow reached €1,365m in the first half of the year, decreasing by 2.6% in organic terms.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	Reported		Organic		2018	2017	Reported		Organic
Revenues	5,227	6,193	(15.6)		0.8		2,522	3,028	(16.7)		0.5
Mobile Business	3,285	3,781	(13.1)		4.2		1,589	1,850	(14.1)		4.2
Mobile service revenues	3,076	3,631	(15.3)		2.7		1,476	1,776	(16.9)		1.9
Data revenues	2,396	2,548	(6.0)		14.4		1,157	1,276	(9.3)		11.8
Handset revenues	209	151	38.5		40.9		112	74	50.9		60.5
Fixed Business	1,943	2,411	(19.4)		(4.6)		934	1,178	(20.8)		(5.2)
FBB and new services (1)	898	976	(8.0)		6.5		440	483	(8.9)		6.5
Pay TV	229	277	(17.3)		(0.5)		111	134	(17.2)		0.5
Voice & access revenues	816	1,159	(29.6)		(15.3)		384	562	(31.8)		(17.0)
Internal expenditure capitalized in fixed assets	61	74	(17.9)		(1.2)		31	37	(17.5)		0.0
Operating expenses	(2,973)	(4,109)	(27.6)		(1.3)		(1,233)	(2,006)	(38.6)		(0.7)
Supplies	(1,033)	(1,171)	(11.7)		5.5		(530)	(557)	(5.0)		14.2
Personnel expenses	(575)	(619)	(7.2)		2.9		(295)	(300)	(1.6)		2.6
Other operating expenses	(1,365)	(2,319)	(41.1)		(5.9)		(408)	(1,149)	(64.5)		(8.9)
Other net income (expense)	(58)	(16)	n.m.		c.s.		(43)	(22)	91.7		c.s.
Gain (loss) on sale of fixed assets	(2)	(15)	(89.1)		(86.6)		(1)	(20)	(93.9)		(92.4)
Impairment of goodwill and other assets	1	11	(90.4)		(88.5)		(1)	17	c.s.		c.s.
Operating income before D&A (OIBDA)	2,257	2,138	5.5		5.8		1,275	1,034	23.3		7.1
OIBDA Margin	43.2%	34.5%	8.6	p.p.	1.7	p.p.	50.5%	34.1%	16.4	p.p.	2.2	p.p.
CapEx	892	915	(2.6)		17.2		504	518	(2.9)		17.6
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	1,365	1,223	11.6		(2.6)		771	515	49.6		(3.2)

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	Since 1 July 2017 T. Brasil includes the results of Terra. For organic comparative purposes Terra’s results are included since 1 January 2017.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	97,331.7	97,679.1	97,732.9	97,890.8	97,905.1	97,897.8	0.2
Fixed telephony accesses (1)	14,242.0	14,167.6	14,007.3	13,837.3	13,679.5	13,459.7	(5.0)
Internet and data accesses	7,439.6	7,537.2	7,554.0	7,534.5	7,544.9	7,569.9	0.4
Broadband	7,369.5	7,468.6	7,485.5	7,466.1	7,476.6	7,489.9	0.3
FTTx/Cable	4,226.8	4,365.9	4,472.2	4,541.0	4,643.2	4,791.7	9.8
Mobile accesses	73,988.8	74,327.1	74,553.6	74,931.3	75,089.3	75,253.9	1.2
Prepay	40,171.5	39,652.1	38,897.4	38,168.1	37,599.0	36,827.1	(7.1)
Contract	33,817.3	34,675.0	35,656.2	36,763.2	37,490.3	38,426.8	10.8
M2M	5,271.5	5,590.8	5,845.3	6,312.5	6,664.9	7,105.5	27.1
Pay TV	1,661.3	1,647.2	1,618.0	1,587.7	1,591.5	1,614.3	(2.0)

Total Accesses T. Brasil	97,349.2	97,696.1	97,749.8	97,905.1	97,919.1	97,912.7	0.2

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	45.7%	46.7%	47.8%	49.1%	49.9%	51.1%	4.4	p.p.
Smartphones (‘000)	50,647.3	52,687.8	53,323.6	54,077.9	56,291.8	57,636.1	9.4
Smartphone penetration (%)	76.0%	78.8%	79.5%	80.5%	83.8%	86.0%	7.2	p.p.
LTE (‘000)	25,422.1	28,645.5	31,645.4	35,042.6	37,566.4	39,404.1	37.6
LTE penetration (%)	37.0%	41.7%	46.1%	51.1%	54.9%	57.8%	16.1	p.p.
Mobile churn (quarterly)	3.3%	3.3%	3.4%	3.3%	3.1%	3.0%	(0.3	p.p.)
Contract (1)	1.6%	1.8%	1.9%	1.7%	1.6%	1.8%	(0.0	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.3%	3.4%	3.3%	3.1%	3.0%	(0.3	p.p.)
Contract (1)	1.6%	1.7%	1.8%	1.8%	1.6%	1.7%	(0.0	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	8.2	8.0	7.8	7.7	7.0	6.6	0.6
Prepay	4.1	3.9	3.8	3.7	3.2	3.0	(8.0)
Contract (1)	15.4	15.1	14.6	14.4	13.0	12.4	(0.2)
Mobile data traffic (TB) (cumulative YTD)	129,160	286,854	471,023	676,538	228,836	477,228	66.4

Fixed telephony ARPU (EUR) (cumulative YTD)	13.7	13.3	12.7	12.3	10.3	9.8	(11.5)
Pay TV ARPU (EUR) (cumulative YTD)	28.2	27.5	27.3	26.9	24.7	23.9	4.2
Broadband ARPU (EUR) (cumulative YTD)	14.5	14.2	13.9	13.9	13.2	12.7	7.9
Fixed data traffic (TB) (cumulative YTD)	3,428,917	7,379,965	11,808,743	16,467,417	4,838,067	10,190,227	38.1

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

06

TELEFÓNICA HISPAM SUR

(y-o-y changes in organic terms)

During the second quarter, Hispam Sur maintained solid growth levels (+8.7% in revenues and +8.8% in OIBDA) with a noteworthy trend improvement in Chile (return to growth in revenues and OIBDA) and in Peru due to a better commercial activity in contract, pay TV, fibre and the savings achieved from efficiency measures and digitalisation.

Mobile accesses (43.0M) decreased by 4% y-o-y as a result of the loss of prepay accesses in Argentina (affected by the implementation of a mandatory real-name registration policy). Nonetheless, contract accesses increased by 3% y-o-y (quarterly net additions of +353k, positive in all countries of the region) and LTE accesses by 44%.

In the fixed business, pay TV accesses accelerated its y-o-y growth to 9% (vs. 7% in the first quarter) as a result of the excellent performance of this service in Peru, where another record was set for gross additions, driven by the continuous improvement in the content offer. Accesses connected with FTTx and cable networks increased 61% to 2.1m (306k new FTTH and cable accesses connected in the quarter) after accelerating their deployment throughout the quarter (7.4m premises passed, 631k passed in the quarter).

Revenues in the second quarter rose to €1,798m and increased by 8.7% y-o-y (€3,631m in the first half, +8.2%) thanks to the gradual update in tariffs in Argentina, better performance in Chile as well as in Peru, growth in mobile data (+16.5%) and broadband and new services (+7.0% y-o-y). Operating expenses amounted to €1,333 (€2,673m in the first half) and grew by 9.0% mainly as a result of the increase in Argentina (due to the impact of the inflation and peso depreciation) and greater commercial activity in the region, partially offset by the efficiency measures implemented.

OIBDA reached €507m in the quarter (+8.8% y-o-y; €1,024m in the first half, +9.8%). OIBDA margin stood stable y-o-y at 28.2% (28.2% in the first half, +0.4 p.p. y-o-y).

CapEx amounted to €553m at June (+7.9% y-o-y), allocated primarily to the fibre network deployment and the improvement and expansion of mobile networks. As a result, operating cash flow (OIBDA-CapEx) amounted to €471m in January-June (+12.0% y-o-y).

In the second quarter, Telefónica Argentina posted solid y-o-y growth in revenues and OIBDA (+22.3% and +27.7% respectively), levered on the progressive increase in ARPU (growth in value accesses and the gradual update in tariffs). In April, the Company completed the brand unification process under the “Movistar” trademark for B2C and SME customers.

Mobile accesses (18.7m) decreased by 6% y-o-y on the prepay accesses loss, though contract accesses growth accelerated to 5% with net additions of 99k in the quarter (+84k in the second quarter of 2017; +136k accesses in the first half) and LTE accesses grew by 43% y-o-y with a penetration of 37% (+12.8 p.p. y-o-y) and 4G coverage of 79%.

Retail broadband accesses decreased in the quarter (1.6m; -10% y-o-y) affected by the loss of copper accesses due to the focus on fiber deployment. Thus, FTTx accesses were multiplied by 2.6 times y-o-y to 353k in June (59k new accesses connected in the quarter of which 55k connected with FTTH) after deployment accelerated to reach 1.6m premises passed.

Revenues amounted to €703m in the quarter (+22.3% y-o-y; €1,458m in January-June, +23.6%), showing solid growth in both businesses. Mobile service revenues (€395m in the quarter) increased by 22.4% y-o-y, driven by the growth in value accesses and ARPU (+30.9% y-o-y in the first half of 2018). Data revenues increased by 38.2% y-o-y, with notable data traffic expansion of 60%. Handset revenues grew by 48.8% y-o-y on higher gross additions including profitable device sales and increasing high-end devices mix. Fixed business revenues (€238m) increased by 15.8% y-o-y leveraged on the 19.2% y-o-y growth of broadband ARPU in the first six months (greater weight of fibre accesses and tariffs updates).

Operating expenses (€492m in the quarter) increased by 20.0% (+17.6% in the first half), below inflation as a consequence of efficiency measures and digitalisation, which offset the impact of price hikes and depreciation of the peso. The quarterly OIBDA totalled €218m (+27.7% y-o-y) and €463m in the first half (+39.5% y-o-y). OIBDA margin stood at 31.0% (+1.3 p.p. y-o-y).

CapEx amounted to €254m in June (including €6m investment in the 2.6 GHz spectrum) and grew by 26.8% y-o-y, mainly allocated to expanding the fibre network (in line with the aforementioned deployment acceleration) and improving service quality. Operating cash flow (OIBDA-CapEx) stood at €208m in the first six months (+57.5% y-o-y).

In the second quarter of 2018, Telefónica Chile posted simultaneous growth in revenues (+0.3%) and OIBDA (+1.3%) for the first time in the last 10 quarters thanks to the progressive value customer capture (contract and fiber) and the efficiency measures achieved despite the intense competitive environment.

Mobile accesses amounted to 8.8m (-2% y-o-y). Contract notably improved (+8% y-o-y; 39% penetration, +4 p.p. y-o-y) with 94k net additions in the quarter (-15k accesses in the second quarter of 2017; 185k in the first half of the year) as gross additions increased (+31% y-o-y; +25% in the first half) due to the good reception of the new plans launched in the third quarter of 2017 and the integration of Movistar Play as a differential attribute in the offer. Smartphones grew by 18% y-o-y (42% penetration, +7 p.p. y-o-y) and LTE accesses increased by 50% (to 2.8m) with a penetration of 34% (+12 p.p. y-o-y) after increasing population coverage to 86%.

Retail broadband accesses amounted to 1.1m (-1% y-o-y) after reporting 9k net additions in the quarter driven by the acceleration in FTTx deployment (+1.6m premises passed; 421k connected). It is worth highlighting the increase in FTTH connections (+59% y-o-y to 234k connected; +47k in the quarter) which represented 21% of total broadband accesses. Additionally, Pay TV accesses (679k) increased by 1% y-o-y with 6k net additions in the quarter (-5k in the first half).

Quarterly revenues stood at €525m (€1,051m in the first half) and reversed their y-o-y trend (+0.3% y-o-y; -0.3% in the previous). Mobile service revenues (€231m; -5.4% y-o-y; -6.8% in the first half) improved their trend after ARPU slowed down its y-o-y decline (-6.6% in the quarter; -11.0% January-March). Handset revenues (€74m; +61.0% y-o-y) increased y-o-y growth by 2.8 p.p. compared to the first quarter boosted by the greater commercial activity. Fixed business revenues (€220m) decreased by 3.4% y-o-y (-2.2% in the first half) due to lower voice and pay TV revenues, partially offset by growth in fixed broadband revenues (+0.3% y-o-y; +1.8% in the first half).

Operating expenses (€378m in April-June) increased by 0.7% y-o-y (+1.4% in the first half) explained by higher commercial expenses, mainly handset consumption (although to a lower extent than the increase in handset sales) partially balanced by efficiency measures.

The quarterly OIBDA stood at €158m and increased by 1.3% y-o-y (€312m in the first half; -1.5% y-o-y). OIBDA margin increased by 0.3 p.p. y-o-y to 30.1% (29.7% in January-June, -0.5 p.p. y-o-y).

CapEx in the first half amounted to €168M (-3.1% y-o-y), mainly allocated to LTE coverage expansion and high-speed network deployment in the fixed business. Operating cash flow (OIBDA-CapEx) amounted to €144m and increased by 0.4% compared to the first six months of 2017.

In the second quarter of 2018, Telefónica Perú continued to improve the trend in revenues and OIBDA after posting again solid commercial results, with a new record in Pay TV quarterly net additions and an acceleration in contract accesses growth. All of this, despite the intense competition in the market.

Mobile accesses (13.9m) decreased by 4% y-o-y as a consequence of the loss registered in the last two quarters of the previous year. However, in this quarter there is an improvement in the contract segment, with net additions of 154k accesses (-340k in the second quarter of 2017; +182k in the first half) thanks to higher market rationality (entry barrier rise and tariffs updates) and an improved offer. Additionally, net portability is positive in the quarter thanks to both the positive contract performance and the stabilization in prepaid (+44k accesses vs. +21k accesses in the previous quarter). 4G accesses grew by 43% (26% penetration; 73% coverage).

Retail broadband accesses (1.9m; +9% y-o-y) posted quarterly net additions of 62k (new record), with an acceleration in FTTx and cable accesses growth (+60% y-o-y to 1.3m connected; 203k connected in the quarter with FTTH). FTTx and cable premises passed reached 4.2m (196k passed in April-June; 479k in January-June). Pay TV accesses (1.5m) increased by 13% y-o-y after reaching net additions of 66k in the quarter with record gross adds, leveraged on differentiation (technical solution and exclusive content with wide acceptance of the sports channel) and success of commercial campaigns aimed at the migration from 2 play to 3 play.

Moreover, Movistar Play momentum continued as a differential characteristic in the fixed and mobile offers.

Revenues totalled €518m in the quarter (-4.5% y-o-y), improving the y-o-y trend compared to previous quarters (€1,019m in January-June with a 6.8% decrease) thanks to higher revenues from contract and fixed services, and despite the negative impact from regulation (+0.5% y-o-y in the quarter excluding regulation). Mobile service revenues (€189m) decreased by 13.7% y-o-y (-13.4% in the first half) impacted by intense competition and regulation. Handset revenues increased by 9.9% y-o-y in April-June (-6.4% in January-June) thanks to the commercial momentum mainly in contract. Quarterly fixed business revenues (€253) increased by 3.0% y-o-y due to higher voice and access revenues (+9.2% y-o-y) and the good performance of pay TV (+2.9% y-o-y with ARPU increase of 1.7% y-o-y), which offset the change in the commercialisation of fixed equipment.

Operating expenses (€426m in the quarter) increased by 0.7% (+0.3% in the first half) due to the higher commercial activity, partially offset by the impact of the new termination rates and efficiency measures. Thus, OIBDA amounted to €111m in the quarter (decreasing by 19.1% y-o-y, although improving the y-o-y trend by 15.8 p.p. vs. the first quarter), and to €210m in the first half (-27.4% y-o-y). OIBDA margin stood at 21.5% (-3.7 p.p. y-o-y, -5.5 p.p. in January-June).

CapEx in the first half (€122m) decreased by 13.7% y-o-y and was focused on the service quality improvement, 4G coverage increase and high-speed networks deployment, as well as on the Company’s digitalisation processes. As a consequence, operating cash flow (OIBDA-CapEx) amounted to €88m in June (-42.7% y-o-y).

TELEFÓNICA HISPAM SUR

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	3,631	4,207	(13.7)	8.2	1,798	2,090	(14.0)	8.7
Telefónica Argentina	1,458	1,794	(18.7)	23.6	703	918	(23.4)	22.3
Telefónica Chile	1,051	1,099	(4.4)	0.0	525	538	(2.4)	0.3
Telefónica Perú	1,019	1,199	(15.0)	(6.8)	518	578	(10.4)	(4.5)
Telefónica Uruguay	111	124	(10.4)	2.5	56	60	(6.8)	5.5
Others & eliminations	(7)	(8)	(13.3)	21.8	(3)	(4)	(12.2)	32.4

Service revenues	3,183	3,897	(18.3)	5.6	1,572	1,934	(18.8)	6.0
Telefónica Argentina	1,315	1,656	(20.6)	20.8	633	843	(24.9)	19.9
Telefónica Chile	898	1,018	(11.8)	(4.7)	451	499	(9.6)	(4.4)
Telefónica Perú	878	1,116	(21.3)	(6.8)	442	541	(18.2)	(5.5)
Telefónica Uruguay	99	116	(14.4)	(0.1)	49	56	(12.1)	1.7
Others & eliminations	(7)	(8)	(13.3)	21.8	(3)	(4)	(12.5)	32.1

OIBDA	1,024	1,183	(13.4)	9.8	507	598	(15.2)	8.8
Telefónica Argentina	463	506	(8.7)	39.5	218	275	(20.9)	27.7
Telefónica Chile	312	339	(8.1)	(1.5)	158	165	(4.0)	1.3
Telefónica Perú	210	294	(28.6)	(27.4)	111	137	(18.9)	(19.1)
Telefónica Uruguay	41	43	(6.5)	4.9	20	21	(3.3)	5.8
Others & eliminations	—	—	—	—	—	—	—	—

CapEx	553	645	(14.3)	7.9	302	349	(13.5)	11.2
Telefónica Argentina	254	297	(14.4)	26.8	130	146	(10.7)	41.3
Telefónica Chile	168	180	(6.6)	(3.1)	91	93	(1.5)	0.2
Telefónica Perú	122	156	(22.2)	(13.7)	74	103	(27.7)	(20.8)
Telefónica Uruguay	10	13	(23.7)	(12.1)	6	8	(23.5)	(12.0)
Others & eliminations	—	—	—	—	—	—	—	—

Spectrum	6	—	—	—	—	—	—	—
Telefónica Argentina	6	—	—	—	—	—	—	—
Telefónica Chile	—	—	—	—	—	—	—	—
Telefónica Perú	—	—	—	—	—	—	—	—
Telefónica Uruguay	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	471	537	(12.3)	12.0	205	249	(17.5)	5.5
Telefónica Argentina	208	210	(0.6)	57.5	88	129	(32.3)	12.2
Telefónica Chile	144	159	(9.7)	0.4	67	72	(7.2)	2.9
Telefónica Perú	88	137	(36.0)	(42.7)	37	35	6.7	(14.4)
Telefónica Uruguay	31	31	0.5	11.8	14	13	8.8	16.4
Others & eliminations	—	—	—	—	—	—	—	—

TELEFÓNICA HISPAM SUR

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	reported		organic		2018	2017	reported		organic
Revenues	3,631	4,207	(13.7)		8.2		1,798	2,090	(14.0)		8.7
Mobile Business	2,209	2,568	(14.0)		9.2		1,089	1,268	(14.1)		10.4
Mobile service revenues	1,760	2,258	(22.0)		5.0		863	1,112	(22.5)		5.8
Data revenues	1,073	1,252	(14.3)		12.7		538	618	(13.0)		16.5
Handset revenues	449	310	44.7		40.2		227	156	45.5		42.8
Fixed Business	1,423	1,639	(13.2)		6.4		709	822	(13.7)		6.2
FBB and new services revenues (1)	756	873	(13.4)		7.1		375	436	(14.0)		7.0
Pay TV revenues	269	288	(6.7)		1.7		136	144	(5.8)		0.6
Voice & access revenues	398	478	(16.7)		7.9		198	241	(18.0)		8.0
Internal expenditure capitalized in fixed assets	37	44	(15.2)		1.5		19	21	(9.6)		7.6
Operating expenses	(2,673)	(3,089)	(13.5)		7.9		(1,331)	(1,532)	(13.1)		9.0
Supplies	(1,044)	(1,158)	(9.8)		8.3		(531)	(566)	(6.1)		12.2
Personnel expenses	(516)	(642)	(19.6)		8.0		(245)	(314)	(21.9)		7.3
Other operating expenses	(1,113)	(1,290)	(13.7)		7.6		(554)	(652)	(15.0)		7.2
Other net income (expense)	26	20	34.5		79.1		18	17	5.6		32.9
Gain (loss) on sale of fixed assets	2	1	73.4		71.3		3	2	74.7		75.2
Impairment of goodwill and other assets	—	—	—		—		—	—	—		—
Operating income before D&A (OIBDA)	1,024	1,183	(13.4)		9.8		507	598	(15.2)		8.8
OIBDA Margin	28.2%	28.1%	0.1	p.p.	0.4	p.p.	28.2%	28.6%	(0.4	p.p.)	0.0	p.p.
CapEx	553	645	(14.3)		7.9		302	349	(13.5)		11.2
Spectrum	6	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	471	537	(12.3)		12.0		205	249	(17.5)		5.5

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

TELEFÓNICA HISPAM SUR

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	60,569.0	59,760.0	59,093.9	58,419.9	57,783.3	57,531.8	(3.7)
Fixed telephony accesses (1)	8,209.7	8,137.8	8,044.3	7,938.5	7,811.1	7,684.6	(5.6)
Internet and data accesses	4,687.0	4,687.4	4,688.0	4,656.1	4,611.4	4,648.1	(0.8)
Broadband	4,565.4	4,566.1	4,567.1	4,535.4	4,492.4	4,528.3	(0.8)
FTTx/Cable	1,246.5	1,297.3	1,514.7	1,656.2	1,829.2	2,089.2	61.1
Mobile accesses	45,718.0	44,955.8	44,352.3	43,775.1	43,276.3	43,042.8	(4.3)
Prepay	29,273.2	28,787.5	28,344.3	27,631.8	26,973.7	26,386.8	(8.3)
Contract	16,444.7	16,168.3	16,008.0	16,143.3	16,302.6	16,655.9	3.0
M2M	1,082.3	1,126.1	1,164.9	1,199.8	1,240.2	1,339.4	18.9
Pay TV	1,954.3	1,979.1	2,009.4	2,050.3	2,084.6	2,156.4	9.0
Total Acceses Hispam Sur	60,594.7	59,785.4	59,134.0	58,445.9	57,808.9	57,556.0	(3.7)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	36.0%	36.0%	36.1%	36.9%	37.7%	38.7%	2.7 p.p.
Smartphones (‘000)	21,113.6	20,799.2	21,267.5	21,650.2	21,331.4	21,507.3	3.4
Smartphone penetration (%)	47.9%	48.1%	49.9%	51.5%	51.4%	52.2%	4.2 p.p.
LTE (‘000)	8,761.2	9,542.5	10,383.5	12,529.0	13,713.1	13,777.7	44.4
LTE penetration (%)	19.6%	21.8%	24.0%	29.4%	32.6%	33.0%	11.3 p.p.

TELEFÓNICA ARGENTINA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,458	1,794	(18.7)		23.6		703	918	(23.4)		22.3
Mobile Business	965	1,164	(17.1)		26.2		465	591	(21.3)		25.8
Mobile service revenues	822	1,026	(19.9)		22.1		395	515	(23.4)		22.4
Data revenues	529	580	(8.9)		38.4		263	302	(13.1)		38.2
Handset revenues	143	138	3.5		56.8		70	75	(6.7)		48.8
Fixed Business	493	630	(21.8)		18.6		238	327	(27.3)		15.8
FBB and new services (1)	293	378	(22.4)		17.4		140	193	(27.3)		15.7
Voice & access revenues	200	252	(20.8)		20.3		98	135	(27.3)		15.9
OIBDA	463	506	(8.7)		39.5		218	275	(20.9)		27.7
OIBDA margin	31.7%	28.2%	3.5	p.p.	3.6	p.p.	31.0%	30.0%	1.0	p.p.	1.3	p.p.
CapEx	254	297	(14.4)		26.8		130	146	(10.7)		41.3
Spectrum	6	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	208	210	(0.6)		57.5		88	129	(32.3)		12.2

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	26,370.4	25,981.8	25,770.2	25,077.2	24,507.7	24,208.3	(6.8)
Fixed telephony accesses (1)	4,374.3	4,314.5	4,221.9	4,120.8	4,023.4	3,908.5	(9.4)
Fixed wireless	233.3	227.7	221.8	206.1	192.9	184.5	(18.9)
Internet and data accesses	1,841.0	1,802.5	1,758.9	1,700.6	1,648.5	1,613.3	(10.5)
Broadband	1,800.5	1,762.6	1,720.3	1,663.5	1,613.5	1,578.6	(10.4)
FTTx	75.8	133.6	192.7	243.8	294.7	353.2	164.3
Mobile accesses	20,155.1	19,864.8	19,789.4	19,255.9	18,835.8	18,686.5	(5.9)
Prepay	12,936.0	12,561.7	12,386.1	11,717.1	11,259.6	11,011.4	(12.3)
Contract	7,219.1	7,303.1	7,403.3	7,538.7	7,576.2	7,675.1	5.1
M2M	546.2	581.0	588.0	596.6	614.3	629.4	8.3

Total Accesses	26,390.8	26,002.0	25,805.1	25,098.1	24,528.1	24,227.4	(6.8)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	35.8%	36.8%	37.4%	39.2%	40.2%	41.1%	4.3	p.p.
Smartphones (‘000)	9,194.8	8,789.6	9,195.1	9,253.8	8,879.0	8,988.5	2.3
Smartphone penetration (%)	47.2%	45.9%	48.2%	49.9%	49.0%	50.1%	4.2	p.p.
LTE (‘000)	4,136.7	4,707.5	5,363.2	6,387.8	6,673.1	6,714.7	42.6
LTE penetration (%)	21.1%	24.4%	27.9%	34.2%	36.6%	37.2%	12.8	p.p.
Mobile churn (quarterly)	3.4%	3.1%	2.9%	3.1%	3.2%	2.9%	(0.2	p.p.)
Contract (1)	1.2%	1.2%	1.2%	1.1%	1.1%	1.1%	(0.1	p.p.)
Mobile churn (cumulative YTD)	3.4%	3.2%	3.1%	3.1%	3.2%	2.9%	(0.3	p.p.)
Contract (1)	1.2%	1.2%	1.2%	1.2%	1.1%	1.1%	(0.1	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	8.6	8.7	8.4	8.5	7.8	7.5	30.9
Prepay	2.5	2.6	2.6	2.7	2.4	2.4	36.6
Contract (1)	21.0	21.0	19.9	19.7	16.7	15.9	15.0
Mobile data traffic (TB) (cumulative YTD)	42,378	92,707	153,286	220,535	71,626	147,967	59.6

Fixed telephony ARPU (EUR) (cumulative YTD)	8.6	9.5	9.1	9.4	8.5	8.4	35.6
Broadband ARPU (EUR) (cumulative YTD)	20.8	21.7	21.3	21.2	18.1	17.1	19.2
Fixed data traffic (TB) (cumulative YTD) (2)	296,597	636,815	1,018,913	1,420,297	425,127	893,893	40.4

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA CHILE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June							April - June
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,051	1,099	(4.4)		0.0		525	538	(2.4)		0.3
Mobile Business	614	636	(3.5)		1.6		305	307	(0.6)		3.1
Mobile service revenues	461	555	(17.0)		(6.8)		231	268	(13.7)		(5.4)
Data revenues	238	284	(16.1)		(6.9)		119	137	(13.3)		(4.8)
Handset revenues	153	81	89.1		59.6		74	39	89.3		61.0
Fixed Business	437	463	(5.6)		(2.2)		220	231	(4.9)		(3.4)
FBB and new services (1)	221	225	(1.7)		1.8		112	113	(1.1)		0.3
Pay TV	118	123	(4.3)		(0.8)		59	62	(4.1)		(2.2)
Voice & access revenues	98	115	(14.7)		(11.5)		49	56	(13.3)		(12.1)
OIBDA	312	339	(8.1)		(1.5)		158	165	(4.0)		1.3
OIBDA margin	29.7%	30.8%	(1.2	p.p.)	(0.5	p.p.)	30.1%	30.6%	(0.5	p.p.)	0.3	p.p.
CapEx	168	180	(6.6)		(3.1)		91	93	(1.5)		0.2
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	144	159	(9.7)		0.4		67	72	(7.2)		2.9

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	12,210.5	12,142.9	12,248.6	12,227.9	12,061.9	11,887.5	(2.1)
Fixed telephony accesses (1)	1,380.5	1,365.1	1,350.5	1,326.5	1,289.1	1,273.5	(6.7)
Internet and data accesses	1,138.8	1,162.9	1,170.4	1,160.8	1,141.9	1,151.0	(1.0)
Broadband	1,088.1	1,111.6	1,118.6	1,108.5	1,089.2	1,097.8	(1.2)
FTTx	329.0	341.9	354.3	360.0	379.0	421.5	23.3
Mobile accesses	9,034.4	8,945.3	9,044.6	9,056.6	8,957.4	8,783.8	(1.8)
Prepay	5,891.1	5,817.3	5,889.7	5,849.2	5,658.8	5,391.6	(7.3)
Contract	3,143.3	3,128.0	3,154.9	3,207.4	3,298.5	3,392.2	8.4
M2M	377.8	387.0	405.6	409.5	422.1	426.8	10.3
Pay TV	656.8	669.7	683.1	684.0	673.6	679.2	1.4

Total Accesses	12,215.7	12,148.1	12,253.8	12,233.0	12,067.0	11,892.6	(2.1)

(1) Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	34.8%	35.0%	34.9%	35.4%	36.8%	38.6%	3.7	p.p.
Smartphones (‘000)	2,962.3	2,894.6	2,933.0	3,285.8	3,344.5	3,411.8	17.9
Smartphone penetration (%)	35.3%	35.0%	35.1%	39.3%	40.5%	42.2%	7.2	p.p.
LTE (‘000)	1,837.2	1,879.7	2,210.6	2,517.2	2,700.0	2,823.9	50.2
LTE penetration (%)	21.2%	22.0%	25.6%	29.1%	31.6%	33.8%	11.8	p.p.
Mobile churn (quarterly)	3.3%	3.4%	3.0%	3.4%	3.4%	3.5%	0.1	p.p.
Contract (1)	2.4%	2.6%	2.7%	2.6%	2.2%	2.3%	(0.3	p.p.)
Mobile churn (cumulative YTD)	3.3%	3.3%	3.2%	3.2%	3.4%	3.5%	0.2	p.p.
Contract (1)	2.4%	2.5%	2.6%	2.6%	2.2%	2.3%	(0.2	p.p.)
Mobile ARPU (EUR)(cumulative YTD)	10.1	9.8	9.5	9.3	8.5	7.9	(8.8)
Prepay	2.9	2.8	2.6	2.6	2.3	2.2	(14.9)
Contract (1)	26.6	25.8	25.2	24.7	22.1	20.0	(11.6)
Mobile data traffic (TB) (cumulative YTD)	42,969	92,426	150,683	212,517	74,641	162,246	75.5

Fixed telephony ARPU (EUR) (cumulative YTD)	13.0	12.8	12.5	12.4	11.8	11.7	(5.0)
Pay TV ARPU (EUR) (cumulative YTD)	26.1	25.6	24.9	24.5	22.8	23.1	(6.6)
Broadband ARPU (EUR) (cumulative YTD)	18.8	18.1	17.4	17.3	17.1	17.1	(2.3)
Fixed data traffic (TB) (cumulative YTD) (2)	434,322	970,592	1,502,438	2,006,161	524,361	1,133,870	16.8

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic Change .
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

TELEFÓNICA PERÚ

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	1,019	1,199	(15.0)		(6.8)		518	578	(10.4)		(4.5)
Mobile Business	522	647	(19.4)		(12.5)		265	313	(15.2)		(10.9)
Mobile service revenues	381	565	(32.5)		(13.4)		189	275	(31.2)		(13.7)
Data revenues	252	319	(21.0)		(12.4)		130	146	(11.0)		(3.9)
Handset revenues	141	83	70.2		(6.4)		76	38	101.6		9.9
Fixed Business	497	551	(9.8)		(0.0)		253	266	(4.7)		3.0
FBB and new services (1)	245	278	(11.7)		(2.1)		125	134	(6.8)		0.8
Pay TV	151	161	(6.5)		3.7		76	80	(4.9)		2.9
Voice & access revenues	101	112	(9.9)		(0.3)		52	51	1.3		9.2
OIBDA	210	294	(28.6)		(27.4)		111	137	(18.9)		(19.1)
OIBDA margin	20.6%	24.5%	(3.9	p.p.)	(5.5	p.p.)	21.5%	23.8%	(2.3	p.p.)	(3.7	p.p.)
CapEx	122	156	(22.2)		(13.7)		74	103	(27.7)		(20.8)
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	88	137	(36.0)		(42.7)		37	35	6.7		(14.4)
Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Fixed telephony accesses (1)	2,455.0	2,458.2	2,471.9	2,491.2	2,498.6	2,502.6	1.8
Fixed wireless	84.6	84.9	85.4	85.8	84.6	84.7	(0.2)
Internet and data accesses	1,707.3	1,722.1	1,758.7	1,794.7	1,821.0	1,883.8	9.4
Broadband	1,676.8	1,691.9	1,728.2	1,763.4	1,789.7	1,852.0	9.5
FTTx/Cable	841.7	821.7	967.7	1,052.4	1,155.5	1,314.6	60.0
Mobile accesses	14,810.6	14,438.8	13,826.5	13,745.1	13,816.4	13,915.5	(3.6)
Prepay	9,429.8	9,397.5	9,073.7	9,049.4	9,093.0	9,038.0	(3.8)
Contract	5,380.9	5,041.3	4,752.7	4,695.7	4,723.5	4,877.5	(3.2)
M2M	82.9	82.1	92.7	108.5	112.4	187.1	127.9
Pay TV	1,297.4	1,309.3	1,326.2	1,366.3	1,411.0	1,477.1	12.8

Total Accesses	20,270.3	19,928.4	19,383.2	19,397.3	19,547.1	19,779.1	(0.7)

(1)	Includes fixed wireless and VoIP accesses.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	36.3%	34.9%	34.4%	34.2%	34.2%	35.1%	0.1	p.p.
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	8,231.3	(0.6)
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	60.3%	2.3	p.p.
LTE (‘000)	2,370.0	2,505.4	2,324.4	3,087.6	3,725.1	3,586.3	43.1
LTE penetration (%)	16.1%	17.5%	16.9%	22.6%	27.2%	26.1%	8.7	p.p.
Mobile churn (quarterly)	5.3%	5.1%	5.5%	5.6%	5.8%	6.2%	1.1	p.p.
Contract (1)	2.7%	3.1%	3.1%	3.3%	3.0%	3.2%	0.1	p.p.
Mobile churn (cumulative YTD)	5.3%	5.2%	5.3%	5.3%	5.8%	6.2%	1.0	p.p.
Contract (1)	2.7%	2.9%	3.0%	3.0%	3.0%	3.2%	0.3	p.p.
Mobile ARPU (EUR)(cumulative YTD)	6.3	6.3	6.2	6.1	5.2	4.4	(9.0)
Prepay	2.1	2.0	2.1	2.0	1.8	1.7	(5.7)
Contract (1)	13.7	13.8	13.7	13.6	12.0	9.6	(5.0)
Mobile data traffic (TB) (cumulative YTD)	37,157	84,961	133,034	185,166	64,198	133,741	57.4

Fixed telephony ARPU (EUR) (cumulative YTD)	7.5	7.0	6.8	6.7	5.8	5.8	(8.0)
Pay TV ARPU (EUR) (cumulative YTD)	19.4	19.1	18.8	18.6	17.5	17.6	1.7
Broadband ARPU (EUR) (cumulative YTD)	15.6	15.1	14.7	14.3	12.6	12.7	(6.5)
Fixed data traffic (TB) (cumulative YTD) (2)	692,053	1,378,078	2,075,593	2,814,311	752,346	1,559,607	13.2

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic related with FBB accesses, not Business customers.

07

TELEFÓNICA HISPAM NORTE

(y-o-y changes in organic terms)

Hispam Norte’s quarterly results remained affected by regulatory impacts and a greater competitive intensity in prepay in Mexico. Nevertheless, it is worth highlighting the positive commercial results both in contract and LTE within the mobile business, as well as in broadband and pay TV in the fixed business.

Mobile accesses rose to 67.4m as of June (+1% y-o-y) after recording 200k net additions in contract and 299k in prepay throughout the quarter (+397k and +170k in the first half of 2018). LTE accesses increased 70% y-o-y and reached a penetration of 25% (+10 p.p.) and a coverage of 48%.

In the fixed business, retail broadband accesses (1.2m; +28% y-o-y) presented 21k net additions (+44k accesses in the first half), with a strong growth of FTTx and cable accesses (+421% y-o-y; +117k new accesses connected in the quarter; FTTH accesses already accounting for more than 15% of the total FTTx base in June), with 91k new premises passed in the quarter to a total coverage of 844k premises passed. Pay TV accesses increased by 5% with 29k net additions (+49k in the first half).

Revenues in the second quarter (€1,027m; €1,998m in the first half) remained virtually stable (-0.4%; -1.3% in the first half), improving the y-o-y trend vs. the first quarter by 1.7 p.p. boosted by a better performance in Colombia, Central America and Ecuador. Excluding the regulatory impact, operating revenues would have increased by 1.5% y-o-y (+0.8% in the first half).

Operating expenses (€793m; €1,532m in the first half) rose 3.2% in April-June (+1.7% in January-June) led by commercial expenses and partially compensated by efficiency measures.

OIBDA amounted to €176 in April-June (€434m in January-June), a 2.8% decrease vs. the same period of the previous year (-5.1% in the first half), affected by the regulatory impact in Mexico, although the return to growth in Colombia is particularly noteworthy (affected by €9m associated with capital gains from the sale of real estate assets). Regulation dragged y-o-y growth by -7.9 p.p. in the quarter and by -8.1 p.p. in the first half. Additionally, in the second quarter a partial write-off of the goodwill allocated to T. Mexico of €108M has been recorded (without any impact at the country level). The OIBDA margin was 17.1% in the quarter (-0.7 p.p. y-o-y; 21.7% in the first half, -1.1 p.p. y-o-y).

CapEx (€165m in January-June; -36.0% y-o-y) was mainly allocated to improving and expanding the fixed and mobile networks. Operating cash flow (OIBDA-CapEx) rose to €269m in the first half (+20.4% y-o-y).

Telefónica Colombia accelerated its revenues and OIBDA y-o-y growth in the quarter, reflecting both a good commercial performance (positive net additions and y-o-y churn improvement in the main services), and savings from efficiency measures. Operating cash flow advanced 38.7% y-o-y in the first half.

Mobile accesses rose to 15.1m (+9% y-o-y) with +354k net additions in the quarter (+166k accesses in the second quarter of 2017; +480k accesses in the first half). Contract accesses grew by 3% y-o-y after reaching 60k net additions, the highest level in 8 quarters, due to a greater commercial activity following the success of the latest launched offer (“more for more” strategy rising the entry level, offering higher data allowance and including Movistar Play to all plans). In prepay, accesses increased 12% y-o-y (net additions of +294k; +122k in the second quarter of 2017; +441k in the first half), worth highlighting the improvement of the commercial proposition (extension of the validity for data and minutes allowance). Smartphones reached a 44% penetration (+2 p.p. y-o-y) and LTE accesses rose by 57% y-o-y (34% penetration, +10 p.p. y-o-y; 59% coverage) boosting mobile data traffic (+35% y-o-y in April-June).

Retail broadband accesses (1.2m; +27% y-o-y, positively impacted by the inclusion of accesses from the Telebucaramanga and Metrotel subsidiaries consolidated in the fourth quarter of 2017) presented 12k net additions in the quarter (-8k accesses in the second quarter of 2017; +36k in the first half). FTTx sustained a positive performance and practically doubled its connections vs. to previous quarter (+421% y-o-y; 117k connected in the quarter; reaching a total of 47k FTTH accesses at June) with 844k premises passed (34% connected). Furthermore, Pay TV accesses increased 7% y-o-y, with +17k net additions in the quarter (+4k in the second quarter 2017; +34k in the first half), worth highlighting the launch of the “Movistar Series” channel included in the “Movistar Play” offer in March.

Revenues (€370m in Abril-June) rose 2.3% y-o-y (€721m, +0.7% in January-June). Mobile service revenues (€188m) grew 2.8% y-o-y (+1.8% in the first half) leveraged on the accesses growth and the strong boost in data (+7.4%). Handset revenues reverted their trend and grew 0.5% y-o-y (-2.5% in the first half) led by the increase in commercial activity with associated handset sales. Fixed business revenues (€146m) showed an acceleration in growth to +2.0% (stable in the first half), driven by broadband and new services (+20.7% y-o-y in the quarter; +17.7% in the first half).

Operating expenses amounted to €261m (+5.5% y-o-y; €506m, +3.4% in the first half) due to higher commercial expenses and the change in the sale of fixed equipment which implies an accounting recognition as Opex (previously as Capex), partially offset by increased efficiencies and savings from digitalisation. OIBDA rose to €128m and grew 5.0%y-o-y in the quarter (€252m in the first half, stable y-o-y) despite the negative regulatory impact (+6.0% y-o-y in the quarter excluding regulation; +1.8% in the first half), and was affected by the capital gains from the sale of real estate assets (€9m of impact in the quarter). OIBDA margin was 34.6% (+0.9 p.p. y-o-y; +34.9% in the first half, -0.1 p.p.).

CapEx amounted to €66m in the first half (-42.2% y-o-y, impacted by the change in the recognition of fixed equipment previously mentioned) and was mainly allocated to fibre deployment and LTE expansion. Operating cash flow (OIBDA- CapEx) increased 38.7% y-o-y in the first half.

The performance of Telefónica México remained affected by the regulatory changes and increased commercial aggressiveness in the prepaid market. On the other hand, the strategic focus on high-value customers growth was translated into a solid growth of contract accesses (+14% y-o-y).

Mobile accesses reached 25.5m and rose 1% y-o-y after reporting 231k net additions (-380k in the second quarter of 2017; +429k in the first half). Contract net additions increased to +83k accesses in April-June (+62k in the same period of 2017; +187k accesses in the first half) led by an improved offer and better distribution channel. Mobile data traffic increased 39% y-o-y in the quarter, driven by growth in LTE (+39%; 51% coverage). Prepay remained stable y-o-y, but accesses with frequent top-ups decreased 14% y-o-y due to the above mentioned higher aggressiveness in the market.

In fixed accesses, it is worth highlighting the continuous growth of “internet en el hogar” (“internet at home”; broad band offered through the mobile network), which has already reached 27k users.

Revenues (€297m) fell 6.1% y-o-y (€574m in the first half, -5.8% y-o-y), negatively affected by the decrease in termination rates and lower revenues from prepay, that was partially compensated by handset sales (+26.2% y-o-y in the quarter as a result of greater commercial activity in high-value segments). Excluding the regulatory impact, revenues would have decreased 0.6% y-o-y in April-June (stable in January-June).

Operating expenses (€266m; €507m in the first half) increased 2.7% y-o-y in April-June (+1.5% in January-June) as a result of higher handsets’ consumption (although to a lesser extent than the growth in revenues seen from handset sales), partially offset by the efficiencies achieved in network and systems. OIBDA rose to €55m (-24.6% y-o-y; €97m in the first half, -26.2% y-o-y) and includes capital gains from fibre optic sales in the quarter of €14m (+€12m for the same concept in the second quarter of 2017), as part of the continuous asset optimisation strategy. Excluding the negative regulatory impact, OIBDA would have increased 3.6% y-o-y (+5.3% in January-June). The OIBDA margin was 18.6% (-4.5 p.p. y-o-y; 16.8% in the first half, -4.7 p.p. y-o-y).

CapEx amounted to €45m in January-June (-33.8% y-o-y). Operating cash flow (OIBDA-CapEx) decreased by 18.1% y-o-y in the first half.

TELEFÓNICA HISPAM NORTE

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June		% Chg		April - June		% Chg
	2018	2017	reported	organic	2018	2017	reported	organic
Revenues	1,998	2,212	(9.7)	(1.3)	1,027	1,044	(1.7)	(0.4)
Telefónica Colombia	721	756	(4.6)	0.7	370	368	0.4	2.3
Telefónica México	574	670	(14.3)	(5.8)	297	356	(16.5)	(6.1)
Telefónica Centroamérica	426	450	(5.3)	7.1	217	216	0.4	10.1
Telefónica Ecuador	265	273	(2.9)	9.0	138	137	1.0	9.8
Telefónica Venezuela	13	66	(80.6)	(80.6)	5	(32)	c.s.	(86.1)
Others & eliminations	(1)	(2)	(64.5)	(43.3)	(0)	(1)	n.m.	(45.6)

Service revenues	1,720	1,970	(12.7)	(4.1)	875	917	(4.6)	(3.5)
Telefónica Colombia	653	684	(4.4)	1.0	334	333	0.4	2.5
Telefónica México	449	561	(19.9)	(11.9)	228	294	(22.4)	(12.8)
Telefónica Centroamérica	388	419	(7.2)	6.5	197	200	(1.4)	10.5
Telefónica Ecuador	217	244	(11.0)	0.7	111	122	(8.7)	0.1
Telefónica Venezuela	13	64	(80.3)	(80.3)	4	(31)	c.s.	(86.1)
Others & eliminations	(1)	(2)	(48.6)	(43.2)	(0)	(1)	(49.1)	(55.9)

OIBDA	434	613	(29.2)	(5.1)	176	294	(40.2)	(2.8)
Telefónica Colombia	252	254	(0.8)	0.3	128	124	3.1	5.0
Telefónica México	97	146	(33.7)	(26.2)	55	81	(32.0)	(24.6)
Telefónica Centroamérica	121	114	6.1	21.5	64	51	26.5	34.5
Telefónica Ecuador	72	80	(9.6)	(0.1)	36	39	(7.1)	(1.9)
Telefónica Venezuela	1	20	(96.5)	(96.5)	(0)	(2)	(80.8)	c.s.
Others & eliminations (1)	(108)	(0)	n.m.	n.m.	(108)	(0)	n.m.	n.m.

CapEx	165	277	(40.6)	(36.0)	111	144	(22.4)	(20.4)
Telefónica Colombia	66	116	(42.5)	(42.2)	44	56	(21.8)	(26.1)
Telefónica México	45	79	(42.5)	(33.8)	33	35	(7.2)	5.9
Telefónica Centroamérica	31	50	(37.7)	(30.4)	20	30	(33.5)	(27.5)
Telefónica Ecuador	21	26	(20.6)	(11.2)	14	19	(22.4)	(14.3)
Telefónica Venezuela	1	7	(80.6)	(80.6)	1	4	(86.2)	(91.3)
Others & eliminations	—	—	—	—	—	—	—	—

Spectrum	—	4	—	—	—	—	—	—
Telefónica Colombia	—	—	—	—	—	—	—	—
Telefónica México	—	4	—	—	—	—	—	—
Telefónica Centroamérica	—	—	—	—	—	—	—	—
Telefónica Ecuador	—	—	—	—	—	—	—	—
Telefónica Venezuela	—	—	—	—	—	—	—	—
Others & eliminations	—	—	—	—	—	—	—	—

OpCF (OIBDA-CapEx)	269	336	(19.9)	20.4	64	150	(57.2)	13.7
Telefónica Colombia	185	138	34.2	38.7	84	68	23.7	34.9
Telefónica México	52	67	(23.2)	(18.1)	23	46	(50.9)	(47.3)
Telefónica Centroamérica	90	64	40.2	60.3	44	21	112.0	112.7
Telefónica Ecuador	52	54	(4.3)	5.3	22	20	6.8	9.2
Telefónica Venezuela	(1)	13	c.s.	c.s.	(1)	(5)	(84.6)	c.s.
Others & eliminations (1)	(108)	(0)	n.m.	n.m.	(108)	(0)	n.m.	n.m.

(1)	Includes goodwill impairment of €108m in Mexico in April-June 2018

TELEFÓNICA HISPAM NORTE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - June		% Chg				April - June		% Chg
	2018	2017	reported		organic		2018	2017	reported		organic
Revenues	1,998	2,212	(9.7)		(1.3)		1,027	1,044	(1.7)		(0.4)
Mobile Business	1,641	1,826	(10.1)		(0.4)		843	860	(1.9)		0.3
Mobile service revenues	1,364	1,583	(13.9)		(3.8)		691	732	(5.6)		(3.5)
Data revenues	775	857	(9.6)		0.6		376	420	(10.5)		(8.4)
Handset revenues	278	243	14.6		21.6		152	128	19.0		23.1
Fixed Business	356	386	(7.7)		(5.3)		184	185	(0.6)		(3.7)
FBB and new services revenues (1) (2)	191	188	1.3		10.6		98	90	8.8		10.9
Pay TV revenues	44	47	(5.9)		2.8		23	21	5.7		3.5
Voice & access revenues (2)	121	151	(19.6)		(24.4)		63	73	(14.2)		(21.7)
Internal expenditure capitalized in fixed assets	24	25	(2.5)		3.1		12	13	(9.5)		(5.1)
Operating expenses	(1,532)	(1,648)	(7.0)		1.7		(793)	(781)	1.5		3.2
Supplies	(649)	(721)	(10.0)		(0.4)		(342)	(354)	(3.6)		2.4
Personnel expenses	(176)	(191)	(7.5)		(2.0)		(88)	(83)	5.8		(0.1)
Other operating expenses	(707)	(736)	(4.0)		4.5		(363)	(343)	5.6		4.9
Other net income (expense)	18	12	43.8		55.5		12	5	n.m.		n.m.
Gain (loss) on sale of fixed assets	35	12	n.m.		n.m.		26	12	n.m.		n.m.
Impairment of goodwill and other assets (3)	(108)	—	—		—		(108)	—	—		—
Operating income before D&A (OIBDA)	434	613	(29.2)		(5.1)		176	294	(40.2)		(2.8)
OIBDA Margin	21.7%	27.7%	(6.0	p.p.)	(1.1	p.p.)	17.1%	28.1%	(11.0	p.p.)	(0.7	p.p.)
CapEx	165	277	(40.6)		(36.0)		111	144	(22.4)		(20.4)
Spectrum	0	4	n.m.		n.m.		—	—	—		—
OpCF (OIBDA-CapEx)	269	336	(19.9)		20.4		64	150	(57.2)		13.7

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA before management and brand fees.
-	After considering Venezuela as a hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. For the January-June 2018 period Telefónica uses a synthetic exchange rate of 2,369,815 Venezuelan bolivars fuertes per dollar at June 2018.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.
(3)	Includes goodwill impairment of €108m in Mexico in April-June 2018

TELEFÓNICA HISPAM NORTE

ACCESSES

Unaudited figures (thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	72,524.4	71,947.4	71,102.9	72,554.6	72,590.0	73,145.9	1.7
Fixed telephony accesses (1) (2)	3,539.7	3,450.6	3,327.8	3,554.7	3,478.3	3,484.8	1.0
Internet and data accesses (2)	1,006.9	999.9	1,003.0	1,229.2	1,253.1	1,274.7	27.5
Broadband	979.4	971.9	974.3	1,199.9	1,223.2	1,244.0	28.0
FTTx/Cable	33.4	54.6	86.5	126.8	167.7	284.4	n.s.
Mobile accesses	66,989.6	66,515.0	65,790.4	66,788.6	66,857.0	67,355.8	1.3
Prepay	57,725.3	57,115.6	56,284.5	57,190.7	57,061.5	57,360.4	0.4
Contract	9,264.2	9,399.4	9,506.0	9,597.9	9,795.4	9,995.4	6.3
M2M	1,545.1	1,582.9	1,635.8	1,686.7	1,785.1	1,882.0	18.9
Pay TV	988.2	981.9	981.6	982.1	1,001.6	1,030.6	5.0

Total Acceses Hispam Norte	72,564.2	71,986.4	71,141.8	72,565.4	72,590.5	73,146.4	1.6

(1)	Includes fixed wireless and VoIP accesses.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	13.8%	14.1%	14.4%	14.4%	14.7%	14.8%	0.7	p.p.
Smartphones (‘000)	8,130.0	8,283.6	8,291.3	8,246.5	8,230.3	29,995.2	1.1
Smartphone penetration (%)	55.5%	58.0%	60.7%	60.8%	60.4%	46.2%	0.1	p.p.
LTE (‘000)	8,280.3	9,426.0	11,336.8	13,626.0	14,761.5	16,069.9	70.5
LTE penetration (%)	12.7%	14.5%	17.7%	21.0%	22.7%	24.6%	10.0	p.p.

TELEFÓNICA COLOMBIA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	721	756	(4.6)		0.7		370	368	0.4		2.3
Mobile Business	438	472	(7.2)		1.1		224	230	(2.6)		2.5
Mobile service revenues	370	400	(7.4)		1.8		188	194	(3.2)		2.8
Data revenues	221	221	0.3		10.2		115	112	2.7		7.4
Handset revenues	68	72	(6.1)		(2.5)		36	36	0.7		0.5
Fixed Business	283	284	(0.2)		(0.0)		146	138	5.4		2.0
FBB and new services (1) (2)	155	143	8.2		17.7		81	70	14.8		20.7
Pay TV	43	45	(6.1)		2.3		22	22	(3.2)		2.0
Voice & access revenues (2)	86	95	(10.0)		(22.2)		44	46	(4.8)		(20.7)
OIBDA	252	254	(0.8)		0.3		128	124	3.1		5.0
OIBDA margin	34.9%	33.6%	1.3	p.p.	(0.1	p.p.)	34.6%	33.7%	0.9	p.p.	0.9	p.p.
CapEx	66	116	(42.5)		(42.2)		44	56	(21.8)		(26.1)
Spectrum	—	—	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	185	138	34.2		38.7		84	68	23.7		34.9

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.
(1)	Includes broadband connectivity services (retail and wholesale), including value added services, data and ICT revenues, other services over connectivity and FBB equipment.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017. For organic comparative purposes, the results of these subsidiaries are included since 1 January 2017.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Final Clients Accesses	16,471.3	16,610.7	16,964.5	17,940.1	18,116.5	18,515.9	11.5
Fixed telephony accesses (1) (2)	1,352.7	1,330.6	1,319.7	1,609.6	1,619.8	1,635.8	22.9
Internet and data accesses (2)	990.0	982.3	984.9	1,210.0	1,233.9	1,245.8	26.8
Broadband	976.8	969.1	971.5	1,196.4	1,220.2	1,232.2	27.1
FTTx	33.4	54.6	86.5	126.8	167.7	284.4	n.s.
Mobile accesses	13,603.0	13,768.6	14,130.1	14,590.6	14,716.1	15,070.6	9.5
Prepay	9,974.3	10,096.8	10,401.1	10,857.7	11,003.8	11,298.3	11.9
Contract	3,628.6	3,671.8	3,729.0	3,732.9	3,712.3	3,772.3	2.7
M2M	474.8	463.7	468.6	454.3	452.1	480.2	3.5
Pay TV	525.6	529.3	529.8	529.9	546.7	563.8	6.5

Total Accesses	16,471.8	16,611.2	16,965.0	17,940.5	18,117.0	18,516.4	11.5

(1)	Includes fixed wireless and VoIP accesses.
(2)	Following the pre-payment of the debt derived from the operating agreement with PARAPAT and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from 1 October 2017.

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	26.7%	26.7%	26.4%	25.6%	25.2%	25.0%	(1.6	p.p.)
Smartphones (‘000)	5,324.1	5,477.0	5,761.4	5,977.1	6,069.0	6,304.2	15.1
Smartphone penetration (%)	41.1%	41.7%	42.7%	42.7%	42.9%	43.6%	1.9	p.p.
LTE (‘000)	2,682.5	3,193.6	3,731.2	4,260.0	4,585.6	5,006.8	56.8
LTE penetration (%)	20.4%	24.0%	27.3%	30.1%	32.1%	34.3%	10.3	p.p.
Mobile churn (quarterly)	4.2%	3.4%	2.9%	2.9%	3.4%	3.2%	(0.2	p.p.)
Contract (1)	1.5%	1.6%	1.5%	1.7%	1.7%	1.6%	0.0	p.p.
Mobile churn (cumulative YTD)	4.2%	3.8%	3.5%	3.3%	3.4%	3.2%	(0.6	p.p.)
Contract (1)	1.5%	1.5%	1.5%	1.6%	1.7%	1.6%	0.1	p.p.
Mobile ARPU (EUR)(cumulative YTD)	4.7	4.6	4.5	4.4	4.0	4.0	(5.8)
Prepay	1.2	1.2	1.2	1.2	1.1	1.1	(3.3)
Contract (1)	16.4	15.9	15.3	15.0	13.4	13.4	(7.2)
Mobile data traffic (TB) (cumulative YTD)	22,498	48,002	75,237	105,623	31,191	65,600	36.7

Fixed telephony ARPU (EUR) (cumulative YTD)	11.1	10.8	10.2	9.3	8.0	8.1	(18.0)
Pay TV ARPU (EUR) (cumulative YTD)	14.3	14.1	13.5	13.2	12.5	12.6	(2.1)
Broadband ARPU (EUR) (cumulative YTD)	11.0	11.1	10.9	10.3	10.6	10.9	6.3
Fixed data traffic (TB) (cumulative YTD) (2)	89,505	192,552	296,678	401,577	295,782	619,750	n.m.

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.
(2)	Includes solely traffic pertaining to FBB accesses, not Business customers.

TELEFÓNICA MÉXICO

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - June						April - June
	2018	2017	% Chg		% Organic Chg		2018	2017	% Chg		% Organic Chg
Revenues	574	670	(14.3)		(5.8)		297	356	(16.5)		(6.1)
Service revenues	449	561	(19.9)		(11.9)		228	294	(22.4)		(12.9)
Data revenues	229	270	(15.4)		(5.4)		95	159	(40.2)		(29.2)
Handset revenues	125	109	14.3		25.8		69	62	11.8		26.2
OIBDA	97	146	(33.7)		(26.2)		55	81	(32.0)		(24.6)
OIBDA margin	16.8%	21.7%	(4.9	p.p.)	(4.7	p.p.)	18.6%	22.8%	(4.2	p.p.)	(4.5	p.p.)
CapEx	45	79	(42.5)		(33.8)		33	35	(7.2)		5.9
Spectrum	—	4	—		—		—	—	—		—
OpCF (OIBDA-CapEx)	52	67	(23.2)		(18.1)		23	46	(50.9)		(47.3)

Notes:

-	January-June and April-June 2018 results reported under accounting standards IFRS 15 & 9, effective since January 2018.
-	OIBDA is presented before management and brand fees.

ACCESSES

Unaudited figures (Thousands)

	2017				2018
	March	June	September	December	March	June	% Chg
Mobile accesses	25,657.9	25,277.7	24,539.2	25,070.9	25,269.3	25,499.9	0.9
Prepay	23,639.3	23,197.6	22,408.7	22,882.4	22,977.1	23,124.3	(0.3)
Contract	2,018.6	2,080.1	2,130.5	2,188.5	2,292.2	2,375.6	14.2
M2M	710.1	744.0	789.2	854.5	932.7	982.8	32.1
Fixed Wireless	974.4	924.2	849.5	808.4	750.6	768.6	(16.8)

Total Accesses	26,671.5	26,240.4	25,427.1	25,889.5	26,019.9	26,268.5	0.1

SELECTED OPERATIONAL DATA

Unaudited figures

	2017				2018
	March	June	September	December	March	June	% Chg
Contract percentage (%)	7.9%	8.2%	8.7%	8.7%	9.1%	9.3%	1.1	p.p.
Smartphones (‘000)	11,865.9	11,789.9	11,483.8	11,576.0	11,339.0	11,020.6	(6.5)
Smartphone penetration (%)	47.6%	48.1%	48.4%	47.9%	46.7%	45.0%	(3.1	p.p.)
LTE (‘000)	3,658.0	4,035.0	4,309.6	5,111.2	5,427.6	5,591.8	38.6
LTE penetration (%)	14.7%	16.4%	18.1%	21.1%	22.3%	22.8%	6.4	p.p.
Mobile churn (quarterly)	4.8%	3.9%	4.7%	3.7%	3.7%	3.6%	(0.3	p.p.)
Contract (1)	2.1%	1.9%	2.2%	2.5%	2.0%	2.3%	0.4	p.p.
Mobile churn (cumulative YTD)	4.8%	4.4%	4.5%	4.3%	3.7%	3.6%	(0.7	p.p.)
Contract (1)	2.1%	1.7%	1.9%	2.1%	2.0%	2.3%	0.5	p.p.
Mobile ARPU (EUR)(cumulative YTD)	2.7	2.9	3.0	3.0	2.4	2.4	(9.9)
Prepay	2.3	2.4	2.5	2.5	1.9	2.0	(11.2)
Contract (1)	12.1	12.4	12.5	12.3	11.4	10.4	(8.1)
Mobile data traffic (TB) (cumulative YTD)	30,861	69,939	112,251	155,767	46,704	101,195	44.7

Notes:

-	ARPU: monthly average revenue divided by the monthly average accesses of the period. % organic change.
-	Data traffic is defined as Terabytes used by the company customers, both upload and download (1TByte = 10^12 bytes). Promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non-rounded.
(1)	Excludes M2M.

08

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Acens Technologies	100.0
Telefónica Servicios Integrales de Distribución	100.0
DTS, Distribuidora de Televisión Digital	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND	69.2
TELEFÓNICA BRASIL	73.7
TELEFÓNICA HISPAM SUR
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Uruguay	100.0
Telefónica del Perú	98.6
Telefónica Chile	99.1
TELEFÓNICA HISPAM NORTE
Telefónica Móviles México	100.0
Telefónica Venezolana	100.0
Telefónica Ecuador	100.0
Telefónica Costa Rica	100.0
Telefónica Colombia	67.5
Telefónica Móviles El Salvador	59.6
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

(1)	As of 20 February 2018, stake communicated to CNMV.

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
Telxius Telecom S.A.U	60.0
Telefónica Digital	100.0
China Unicom	0.6
BBVA	0.7
Prisa (1)	9.4

Changes to the Perimeter

During the January-June 2018 period, there had been no significant changes to the perimeter of consolidation.

Alternative performance measures

Information included in compliance with the ESMA Guidelines, 5 October 2015, on Alternative Performance Measures (APM), applicable to published regulated information from 3 July 2016.

The management of the Group uses a series of APM in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The APM included in this report are: Operating Income Before Depreciation and Amortization, Net financial debt and Net financial debt plus commitments, leverage ratio, Free cash flow, Organic result and Underlying result.

Operating income before amortisation (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The detailed reconciliation of Telefónica Group’s OIBDA and Operating Income and each of its segments, can be found in this document (Telefónica Group and Segment P&Ls), as well as on the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t2-data.zip”.

The OIBDA is also defined on the financial information published by the Group as of 30 June, 2018 (see particularly Note 2 of the Condensed Consolidated Interim Financial Statements for the 6-month ended June 30, 2018).

Debt indicators

a)	Net financial debt and Net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Payables and other non-current liabilities” and “Payables and other current liabilities” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Receivables and other current assets” and “Financial assets and other non-current assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in “Payables and other non-current liabilities” or “Financial assets and other non-current assets” have a maturity beyond one year and a financial component. In “Receivables and other current assets” we include the customer financing of terminal sales classified as short term, and “Financial assets and other non-current assets” includes derivatives, instalments for the long term sales of terminals to customers and other long term financial assets.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management.

We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The reconciliation of Telefónica Group’s gross financial debt according to the consolidated statement of financial position, net financial debt and net financial debt plus commitments at the end of June 2018 can be found on page 13 of this document and in the financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t2-data.zip”. Net financial debt is also defined on the financial information published by the Group as of June 30, 2018 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the 6-month ended June 30, 2018).

b)	Leverage ratio

The leverage ratio is calculated as the ratio of net financial debt over OIBDA for the past 12 months, including or excluding the OIBDA of the companies which are incorporated or removed from the perimeter of consolidation, and excluding certain factors in line with the calculation of organic OIBDA.

The reconciliation of the leverage ratio can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t2-data.zip”.

Free Cash Flow

The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The reconciliation of net cash flow from operations, according to the consolidated statement of cash flows (on astraight-line basis) and the Group’s Free cash flow according to the above definition, can be found on the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t2-data.zip”. Free cash flow is also defined in the financial information published by the Group as of June 30, 2018 (see Note 2 of the Condensed Consolidated Interim Financial Statements for the 6-month ended June 30, 2018).

Organic Result

Year-on-year changes referred to in this document as “organic” or presented “in organic terms” intend to present a homogeneous comparison, by applying a constant perimeter of consolidation, constant exchange rates and other specific adjustments which are described herein. “Organic” variations provide useful information about the evolution of the business due to several factors:

•

They provide information on the organic performance of the Group’s operations in the different markets in which it operates, by maintaining constant exchange rates and perimeter, removing the impact of certain exogenous factors which may distort the year-on-year comparison since they are specific to a certain moment and not associated with the ordinary performance of the business (such as, for example, capital gains or losses from the sale of companies or restructuring associated to simplification plans and aimed at improving efficiency and future profitability of the Company) and therefore, helping the business performance analysis in homogeneous terms.

•	Organic results are therefore used both internally and by the various agents in the market to conduct consistent monitoring of trends and of the operating performance of the business. Moreover, this data helps the comparison between the business performance of Telefónica and that of other operators, although the term “organic” is not a term defined in IFRS, and the “organic measures” included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “organic” variation 2018/2017 is defined as the reported variation adjusted by the following factors:

•	Assumes average constant foreign exchange rates of 2017, except for Venezuela (2017 and 2018 results converted at the closing synthetic exchange rate for each period).

•	Considers a constant perimeter of consolidation.

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•	At OIBDA and Operating cash flow levels, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and non-recurrent material impacts.

•	CapEx also excludes investment in spectrum.

Reconciliation between reported data and organic revenue figures, OIBDA and operating cash flow can be found in the selected financial information contained in “https://www.telefonica.com/documents/162467/142176244/rdos18t2-data.zip”.

The Management Report contained in the Consolidated Financial Statements for the period ended June 30, 2018 of Telefónica Group also includes the description of the adjustments for the calculation of the organic variations.

Underlying Result

“Underlying” results or results in “underlying” terms and year-on-year changes referred to in this document as “underlying” or presented “in underlying terms” intend to present a comparison with the adjustment of certain factors which distort the year-on-year comparison of the business performance. Unlike the organic result, no exchange rate or perimeter adjustments are made to the underlying result. Likewise, the underlying result is calculated up to net income, while organic variations are calculated up to the Operating Cash Flow (OIBDA - CapEx). The “underlying” result and variations, provide useful information for the company and market agents because:

•	They provide additional information on the underlying performance of the Group’s operations in the different markets, removing the impact of certain factors which distort the year-on-year comparison, as they are specific to a certain moment and not associated with the ordinary performance of the business, and facilitate the underlying analysis of the business.

•	The inclusion of the business underlying performance is used both internally and by the various agents in the market to perform consistent monitoring of trends and operating performance of the business; this data also facilitates the comparison between the business performance of Telefónica and that of other operators, although the term “underlying” is not a term defined in IFRS, and the “underlying” measures included herein may not be comparable to similar measures presented by other companies.

For the purposes of this document, “underlying” variation 2018/2017 is defined as the reported variation as adjusted by the following factors:

•	Excludes in 2018 the impact of IFRS 15 accounting change.

•	At OIBDA level, excludes write-downs, capital gains/losses from the sale of companies, sale of towers, restructuring expenses and material non-recurrent impacts.

•	At net income level, amortisation of assets from purchase price allocation processes is also excluded.

Reconciliation between reported data and OIBDA underlying figures and net can be found on the selected financial information contained on “https://www.telefonica.com/documents/162467/142176244/rdos18t2-data.zip”.

DISCLAIMER

This document may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company.

The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission.

Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized, non-audited or non-GAAP financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information.

In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information related to APM used in the present document are included in the Appendix “Alternative performance measures”, page 45 of this document. Moreover, recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended Jun 30, 2018 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 9, of the pdf filed.

Neither this document nor any of its contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security.

Investor Relations

Distrito Telefónica - Ronda de la Comunicación, s/n

28050 Madrid (Spain)

Telephone: +34 91 482 87 00

Pablo Eguirón (pablo.eguiron@telefonica.com)
Isabel Beltrán (i.beltran@telefonica.com)
Adrián Zunzunegui (adrian.zunzunegui@telefonica.com)
Christian Kern (christian.kern@telefonica.com)
ir@telefonica.com
www.telefonica.com/shareholders&investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: July 26, 2018	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer for Telefonica, S.A.